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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: September 8, 2021

Commission File Number: 001-39777

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NANOBIOTIX S.A.
(Exact name of registrant as specified in its charter)
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Nanobiotix S.A.
60 rue de Wattignies
75012 Paris, France
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

☒ Form 20-F	☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

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______________________________________________________________________________________________

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-253062 and 333-257239).

EXHIBIT INDEX

Exhibit	Description
99.1	Half-Year Financial Report From January 1, 2021 to June 30, 2021
99.2†	License, Development and commercialization agreement between Nanobiotix S.A. and LianBio Oncology Limited
101	The following materials from Nanobiotix S.A.’s Report on Form 6-K for the six months ended June 30, 2021 formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Unaudited interim condensed statements of consolidated financial position, (ii) Unaudited interim condensed statements of consolidated operations, (iii) Unaudited interim condensed statements of consolidated comprehensive loss, (iv) Unaudited interim condensed statements of consolidated changes in shareholders' equity, (v) Unaudited interim condensed statements of consolidated cash flows and (v) Notes to the unaudited Interim Condensed Consolidated Financial Statements.

† Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(b)(10). The omitted information is not material and would likely cause competitive harm to the registrant if publicly disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANOBIOTIX S.A.

/s/ LAURENT LEVY
By:	Laurent Levy, Ph.D.
Title:	Chairman of the Executive Board

Date: September 8, 2021

EXHIBIT 99.1

NANOBIOTIX
HALF-YEAR FINANCIAL REPORT
From January 1, 2021 to June 30, 2021

September 8, 2021

INTERIM ACTIVITY REPORT

1. COMPANY INFORMATION

Nanobiotix, a société anonyme having its registered office at 60 rue de Wattignies, 75012 Paris, registered with the Paris registry of trade and companies under number 447 521 600 (“Nanobiotix” or the “Company” and, with its subsidiaries, the “Group”), is a French biotechnology company in advanced clinical development, pioneering physics-based approaches to expand treatment possibilities for patients with cancer. The Company's philosophy is rooted in one concept: pushing the boundaries of what is known to expand the possibilities of human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France. The Company also has subsidiaries in the United States (Cambridge, Massachusetts), France, Spain and Germany. Nanobiotix has been listed on the regulated market of Euronext in Paris since 2012 and on the Nasdaq Global Select Market in New York since December 2020.

Nanobiotix owns more than 30 patent families associated with three nanotechnology platforms for applications in (i) oncology, (ii) bioavailability and biodistribution and (iii) disorders of the central nervous system. The Company's resources are primarily devoted to the development of its main product candidate, NBTXR3, which is the product of its proprietary oncology platform and has already achieved market authorization in Europe for the treatment of patients with soft tissue sarcoma under the brand name Hensify®.

2. SIGNIFICANT EVENTS DURING THE SIX MONTH PERIOD ENDED JUNE 30, 2021

Following the Company’s listing on the Nasdaq Global Select Market in December 2020, the Company remained focused during the first half of 2021 on advancing the registration of NBTXR3 in the United States and the European Union for the treatment of head and neck cancers, while also advancing its immunotherapy program (IO). The Company simultaneously continued to evaluate NBTXR3 in other indications such as lung, esophageal and pancreatic cancers.

2.1 POSITIVE RESULTS IN RECTAL CANCER (PEP503-RC-10001)

As previously announced, NBTXR3 clinical trials conducted by PharmaEngine, Inc. (“PharmaEngine”) in Asia, including the PEP503-RC-10001 open-label Phase I/II clinical trial with radiotherapy in combination with chemotherapy for patients with unresectable rectal cancer, are in the process of being concluded or terminated.

Primary and secondary endpoints of the PEP503-RC-10001 trial will assess the safety profile and determine the dose-limiting toxicity, evaluate the recommended dosage and assess the antitumor activity by evaluating the response rate of NBTXR3 administered by intratumoral injection and activated by external beam radiation, with concurrent chemotherapy treatment in patients with unresectable rectal cancer. The trial, which is being conducted at one site in Taiwan, was expected to treat up to 42 patients. PharmaEngine will implement the early termination and wind-down of this clinical trial in accordance with good clinical practice guidelines. The trial will be deemed completed when all enrolled patients have reached “end-of-study” and PharmaEngine issues a final study report in accordance with good clinical practice guidelines.

In January 2021, PharmaEngine presented first clinical results from this study at the 2021 American Society of Clinical Oncology Gastrointestinal Cancers Symposium (ASCO-GI 2021). Intratumoral injection of NBTXR3 with concurrent chemo-radiation (CCRT) was feasible and the product candidate was well tolerated at all dose levels, and no adverse events (AEs) or serious adverse events (SAEs) associated with NBTXR3 were observed in the study. One dose-limiting toxicity associated with the injection procedure was observed (urinary tract infection). The most frequently reported AEs were diarrhea (approximately 45%), leukopenia (approximately 40%), and dermatitis (approximately 25%), however all were grade one or grade two. More than 70% of patients in the study showed objective tumor response after CCRT. Around 90% of patients underwent total mesorectal excision (surgery) and 17.6% achieved pathological complete response (pCR). 50% of patients receiving surgery in the study had good tumor regression (tumor regression grade 0 or 1 according to modified Ryan scheme). The recommended phase 2 dose (RP2D) was established at 22% of tumor volume.

2.2 FIRST PATIENT INJECTED WITH NBTXR3 IN A PATIENT WITH ESOPHAGEAL CANCER (MD ANDERSON, STUDY 2020-0122)

In January 2021, the first patient was injected in a phase I study evaluating NBTXR3 activated by radiation therapy with concurrent chemotherapy for adult patients (age > 18 years) with stage II-III adenocarcinoma of the esophagus that are treatment naïve and radiographically non-metastatic at screening. This trial is an open-label, single-arm, prospective phase I study consisting of two parts: (i) does-escalation to determine the RP2D of NBTXR3 activated by radiotherapy with concurrent chemotherapy, and (ii) expansion at RP2D with toxicity monitoring. The objectives of the study are the determination of dose-limiting toxicity, the maximum tolerated dose and RP2D.

This trial is being conducted at the University of Texas MD Anderson Cancer Center (“MD Anderson”) as part of an existing clinical collaborative arrangement between the Company and MD Anderson and does not represent incremental costs for the Company beyond previously announced financial terms.

This is the seventh indication in which NBTXR3 is undergoing clinical evaluation, either as a single agent activated by radiation therapy or in combination with other cancer therapies, including immunotherapies and chemotherapy.

2.3 NEW PRECLINICAL DATA PRESENTED AT THE FIRST AMERICAN ASSOCIATION OF CANCER RESEARCH (AACR) VIRTUAL SPECIAL CONFERENCE ON RADIATION SCIENCE AND MEDICINE

In March 2021, researchers from MD Anderson presented preclinical data in a poster presentation at the American Association of Cancer Research (AACR) Virtual Special Conference on Radiation Science and Medicine. This study examined NBTXR3 activated by radiotherapy in combination with anti-PD-1 along with TIGIT and LAG3 inhibitors in an in vivo anti-PD-1 resistant mouse model (344SQR). The data showed that the combination therapy of NBTXR3, activated by radiotherapy, in combination with anti-PD-1, anti-LAG3 and anti-TIGIT (Combo therapy) significantly promoted the proliferation activity of CD8+ T cells, improved local and distant tumor control and increased survival rate.

The anti-tumor efficacy of the Combo therapy was heavily dependent on CD4+ and CD8+ T cells. The data showed that the cured mice maintained significantly higher percentages of memory CD4+ and CD8+ T cells, as well as stronger anti-tumor immune activities than control, and those from the groups treated with the Combo therapy were immune to re-injections of tumor cells. Further, in this preclinical study, the Combo therapy augmented antitumor response in both irradiated and unirradiated (abscopal) tumors.

2.4 UPDATED RESULTS FROM PRIORITY HEAD AND NECK CANCER AND IMMUNOTHERAPY DEVELOPMENT PATHWAYS PRESENTED AT THE 2021 ANNUAL MEETING OF THE AMERICAN SOCIETY FOR CLINICAL ONCOLOGY

In June 2021, at the 2021 Annual Meeting of the American Society for Clinical Oncology (ASCO), Nanobiotix presented updated results from clinical studies of NBTXR3, in the treatment of head and neck cancers (squamous cell carcinomas of the head and neck; HNSCC) and in combination with immunotherapy for the treatment of advanced cancers.

Local control as a single agent for patients with head and neck cancer (Study 102 Expansion)

Study 102 Expansion, a phase I dose expansion study evaluating NBTXR3 as a single agent activated by radiotherapy in cisplatin-ineligible locally advanced HNSCC, is evaluating a single dose of NBTXR3 at 22% of baseline tumor volume (the RP2D). Primary endpoints of the study are objective response rate (ORR) and complete response rate (CRR) of the primary tumor.

Updated data from Study 102 Expansion presented at ASCO further support NBTXR3 administration, followed by activation with radiotherapy, as feasible and well-tolerated. Six (6) serious adverse events (SAEs) related to NBTXR3 were observed across five (5) patients. A total of ten (10) deaths related to adverse events were reported. Four (4) deaths related to radiotherapy were observed, along with one (1) death from sepsis that was investigator assessed as related to radiotherapy and cancer, and possibly to NBTXR3.

At a median follow up of 8.1 months, evaluable patients (n=40) demonstrated a high primary tumor objective response rate, or ORR, of 82.5% and a 62.5% complete response rate, or CRR, (these percentages include one patient recorded by the principal investigator in the Clinical Observation Record (eCRF) as Unconfirmed Complete Response). These results are consistent with those observed in the dose escalation part of the study and suggest durability of efficacy.

Priming Immune Response and Immunotherapy Combination in Advanced Cancers (Study 1100)

Data presented by Nanobiotix during ASCO from its ongoing Study 1100, a phase I study of NBTXR3 activated by radiotherapy for patients with advanced cancers treated with an anti-PD-1 therapy showed that as of the data cut-off, NBTXR3 activated by radiotherapy and combined with anti-PD-1 induced local or distant tumor regression in 76.9% (10/13) of evaluable patients in the study, regardless of their prior exposure to anti-PD-1.

As of the data cut-off, the data showed that among anti-PD-1 naïve patients, 80% (4/5) had tumor regression and 60% (3/5) had investigator-assessed objective response, including one (1) complete response according to response evaluation criteria outlined in RECIST 1.1.

Results also show NBTXR3 plus radiotherapy could potentially stimulate immune response and convert anti-PD-1 non-responders into responders. In patients with prior primary or secondary resistance to anti-PD-1, 75% (6/8) had tumor regression and 50% (4/8) had investigator-assessed objective response. These included one (1) complete response and two (2) partial responses by RECIST 1.1, along with one (1) additional investigator-assessed pathological complete response. Some patients in the study showed delayed tumor response and/or abscopal effect, suggesting NBTXR3 may potentially prime an immune response.

NBTXR3 administration by intratumoral injection was feasible and well-tolerated. As of the data cut-off date, the overall adverse event (AE) profile did not differ from what is expected with radiotherapy or anti-PD-1 agents. Sixteen serious AEs were observed, of which four (4) were identified as NBTXR3 or injection related.

2.5 PARTNERSHIPS

2.5.1 PharmaEngine

In March 2021, in light of disagreements over a number of issues with respect to the development of NBTXR3 in the Asia-Pacific region, Nanobiotix and PharmaEngine mutually agreed to terminate the licensing and collaboration agreement entered into in August 2012. Accordingly, on March 4, 2021, Nanobiotix and PharmaEngine entered into a termination and release agreement (the “Termination Agreement”). Under the Termination Agreement, Nanobiotix retained all rights to the development and commercialization of NBTXR3 in the Asia-Pacific region. Nanobiotix agreed to make total termination payments to PharmaEngine of up to $12.5 million in the aggregate.

PharmaEngine was eligible for and received a $2.5 million payment following the announcement of Nanobiotix’s collaboration with LianBio Oncology Limited ("LianBio"), a Hong Kong company, for the Asia-Pacific region. During the six months ended June 30, 2021, PharmaEngine also received $4.0 million in conjunction with the completion of various administrative steps in connection with the winding-up of the collaboration.

PharmaEngine will be eligible to receive an additional $1.0 million in administrative fees and a final payment of an additional $5 million upon a second regulatory approval of an NBTXR3-containing product in any jurisdiction of the world for any indication. PharmaEngine is entitled to receive a low-single digit tiered royalty based on net sales of NBTXR3 in the Asia-Pacific region for a 10-year period commencing on the corresponding first date of sales in the region.

As part of the Termination Agreement, PharmaEngine re-assigned to Nanobiotix rights for the development, manufacture, commercialization and exploitation of NBTXR3 in the Asia-Pacific region, as well as all development data, regulatory materials, and all regulatory approvals that are in the name of PharmaEngine or its affiliates. Consequently, NBTXR3 clinical trials conducted by PharmaEngine in Asia are in the process of being concluded or terminated (see in particular section 2.1 above).

Nanobiotix and PharmaEngine also agreed to a mutual release of all claims against the other party and its respective affiliates.

2.5.2 LianBio

On May 11, 2021, the Company entered into a strategic License, Development and Commercialization Agreement (the “LianBio Agreement”) with LianBio for the development and commercialization of NBTXR3, as a product activated by radiotherapy in the field of oncology, in key parts of Asia—the People’s Republic of China, Macau, Hong Kong, Thailand, Taiwan, South Korea and Singapore (collectively, the “Territory”). The Company has granted LianBio an exclusive royalty-bearing license which includes, subject to certain conditions, the right for LianBio to grant sublicenses to its affiliates and/or third-party subcontractors involved in the development of NBTXR3.

Obligations of the Parties

Under the LianBio Agreement, LianBio is exclusively responsible for the development and commercialization of NBTXR3 throughout the Territory, except for specified ongoing trials that the Company will conclude. The Company is responsible for the manufacturing of NBTXR3 and will be the exclusive supplier of NBTXR3 to LianBio.

Pursuant to the LianBio Agreement, LianBio will have to enroll a specified percentage of the worldwide total number of patients in the Company’s global phase III registrational study evaluating NBTXR3 for patients with locally advanced head and neck squamous cell carcinoma (NANORAY-312) and each of four other specified global registrational trials across indications and therapeutic combinations. For NANORAY-312, LianBio is expected to enroll approximately 100 patients based on the Group’s current worldwide enrollment expectations. In the event that LianBio does not meet its enrollment undertaking for these trials, LianBio will be responsible for covering certain incremental costs incurred by the Company as a result. Otherwise, LianBio will fund all development and commercialization expenses in the Territory, and the Company will fund all development and commercialization expenses in all other geographies.

For all non-registrational trials (i.e., Phase I or Phase II trials) undertaken to support the development and approval of NBTXR3, the Company and LianBio have agreed to provide each other with rights to access all clinical efficacy and safety data. For additional registrational trials, the Company and LianBio have agreed to provide each other with rights to access all clinical safety data and to provide an opportunity to license and right of reference to efficacy data, subject to certain cost- sharing and/or enrollment undertakings.

Pursuant to the LianBio Agreement, LianBio has sole control over commercialization in the Territory and is responsible for all costs and expenses of such commercialization. LianBio, or its affiliates and/or sublicensees, is solely responsible for all communications, filings with, as well as approvals sought from regulatory authorities to obtain all marketing authorizations in relation to NBTXR3 in the Territory.

As consideration for entering into the LianBio Agreement, the Company received a non-refundable upfront payment from LianBio of $20.0 million in June 2021.

The Company is also eligible to receive up to an aggregate of $220 million in potential contingent, development and commercialization milestone payments. The Company will also be eligible to receive tiered, low double-digit royalties based on net sales of NBTXR3 in the Territory, subject to downward adjustment based on enrollment incentives and customary country-by-country competition- and intellectual property-related triggers. Royalties will be payable on a product-by-product and country-by-country basis until the latest of (i) the expiration of the last-to-expire valid claim of a licensed patent covering NBTXR3, (ii) the expiration of regulatory exclusivity of NBTXR3, or (iii) the ten-year anniversary of the first commercial sale of NBTXR3. Upon the expiration of the royalty term in a given country, LianBio shall be granted a perpetual, royalty-free, sublicensable license in such country.

Responsibility

Pursuant to the LianBio Agreement, the collaboration is implemented under the supervision of a joint steering committee, which will include an equal number of representatives of each party, including one member of senior leadership of each of LianBio and the Company, and will meet on a regular basis to provide oversight and facilitate information sharing between LianBio and the Company. In the event of a dispute among representatives at the joint steering committee, the matters shall be escalated to appropriate senior officers of LianBio and the Company. In the event such senior officers cannot reach an agreement on the matters at hand within a set timeframe, LianBio and the Company have agreed that one of the parties shall have the final decision-making authority on certain specific matters, without prejudice to any contractual obligations set out under the LianBio Agreement.

Pursuant to the LianBio Agreement, LianBio’s Territory-specific development and regulatory plan and commercialization in the Territory will be conducted pursuant to LianBio’s Territory-specific plans, which will be subject to periodic updates and joint steering committee review.

The Company retains the first right to prosecute, maintain and defend, at its expense, all of its licensed patents in the Territory. In the event that it elects not to prosecute or maintain any such patent in the Territory or not to defend a patent in the Territory, the Company has agreed to notify LianBio, and LianBio shall have the right, but not the obligation, to assume such prosecution, maintenance or defense at its own expense. LianBio shall have the first right to enforce, at its expense, the Company’s intellectual property against infringement in the Territory, except where the Company is enforcing such intellectual property both within and outside the Territory against such infringement. In the event that LianBio elects not to enforce the Company’s intellectual property against infringement in the Territory, it has agreed to notify the Company, and the Company will have the right to enforce such intellectual property at its expense.

The Company and LianBio have agreed to customary confidentiality obligations with respect to trade secrets and confidential or proprietary information disclosed in connection with their respective performance under the LianBio Agreement, subject to customary exceptions. The Company and LianBio have agreed to provide customary indemnification to one another for claims relating to their respective obligations under the LianBio Agreement. LianBio has agreed to maintain a customary liability insurance policy during the term of the LianBio Agreement.

LianBio has undertaken to conduct and ensure that all of its affiliates, sublicensees and subcontractors conduct their business under the LianBio Agreement in accordance with applicable laws and, to the extent applicable with respect to certain development activities, FDA and EU medical device requirements.

Dispute Resolution

The LianBio Agreement provides a dispute resolution mechanism with respect to interpretation of rights or obligations and any alleged breaches under the LianBio Agreement. The dispute resolution mechanism provides for the escalation of such matters to the joint steering committee and, if unresolved following such escalation, further escalation to the respective chief executive officers of us and LianBio to negotiate in good faith. If such matter is unable to be resolved, the LianBio Agreement provides for arbitration, except that certain disputes relating to intellectual property matters are not subject to such an arbitration requirement and may be brought in courts of competent jurisdiction.

Intellectual Property

The Company and LianBio retain ownership of their respective pre-existing intellectual property, other inventions and discoveries relating to NBTXR3 made in the course of performing obligations under the LianBio Agreement made solely by the Company or LianBio, as the case may be, will be owned by the respective inventor. To the extent an invention or discovery relating to NBTXR3 is made by LianBio and the Company together, such invention and any related patents will be jointly owned by LianBio and the Company. The rights to file, prosecute and enforce such jointly-owned patents will be determined by mutual agreement through the joint steering committee.

Termination

Unless terminated earlier, the LianBio Agreement will remain in effect for so long as royalties are payable under the LianBio Agreement. The LianBio Agreement may be terminated earlier by either party if the other party commits an uncured material breach. In any event where LianBio has a termination right based on a material breach by the Company, LianBio may elect in lieu of termination to continue the LianBio Agreement, subject to a downward percentage reduction in all milestone and royalty payments.

Either party may also terminate the agreement in the connection with the occurrence of certain insolvency or bankruptcy events with respect to the other party. LianBio may terminate the agreement following a change in control of the Company, subject to a specified notice period. The Company may terminate the agreement under certain circumstances in connection with a change of control of LianBio. The Company may also terminate the LianBio Agreement in the event that LianBio or its affiliates bring or join any challenge to the validity or enforceability of the Company’s patents, subject to certain limited exceptions.

Termination of the LianBio Agreement will terminate all rights, licenses and sublicenses under the agreement, subject to the agreement of the Company, in certain cases, to negotiate in good faith with sublicensees regarding a potential direct license.

2.5.3 Curadigm collaboration with Sanofi

In January 2021, a research project involving the nanoprimer technology held by Curadigm, a wholly-owned subsidiary, was selected for the Sanofi iTech Awards Program for its potential to significantly improve gene therapy development. Curadigm has entered into a one-year collaboration agreement with Sanofi that is expected to include direct funding and scientific exchanges. The goal of the project is to establish proof-of-concept for the nanoprimer as a combination product that could improve treatment outcomes for gene therapy product candidates.

2.6 EVOLUTION OF THE SUPERVISORY BOARD AND THE EXECUTIVE BOARD

Evolution of the Supervisory Board

On May 25, 2021, Mr. Laurent Condomine, member and chairman of the supervisory board of the Company (the “Supervisory Board”) for 11 years, resigned with immediate effect. To fill this vacancy, on the same date, the Supervisory Board appointed Dr. Gary Phillips as a member of the Supervisory Board for the remainder of Mr. Laurent Condomine’s term of office, subject to the ratification of the appointment by the next ordinary shareholders’ meeting, and elected him as chairman of the Supervisory Board. Dr. Gary Phillips was also appointed on such date as a member of the Company’s audit committee and appointments and compensation committee.

During the same meeting, the Supervisory Board acknowledged that Dr. Gary Phillips is independent in accordance with Nasdaq's listing rules and Rule 10A-3 of the United States Exchange Act as well as the criteria established by the Code of corporate governance as published by MiddleNext in September 2016.

Dr Phillips brings decades of experience in the pharmaceutical and healthcare industries where he has led commercial operations, clinical medicine, business strategy, and development functions. Dr. Phillips will provide extensive guidance as the Company continues to advance its global development strategy with its planned second clinical registration pathway in head and neck cancer and its immunotherapy pathway as key focus areas.

Dr. Phillips, who is currently president and chief executive officer of OrphoMed, Inc. (OrphoMed), in the United States, brings decades of experience in the pharmaceutical and healthcare industries where he has led commercial operations, clinical medicine, business strategy, and development functions. Before joining OrphoMed in 2018, Dr. Phillips worked with Mallinckrodt Pharmaceuticals, where he had served as Executive Vice President and Chief Strategy Officer since 2013. Prior to that role, he was Head of Global Health & Healthcare Industries at the World Economic Forum, served as President of Reckitt Benckiser Pharmaceuticals North America (now Indivior), and held dual roles as President, U.S. Surgical and Pharmaceuticals and Global Head of Pharmaceuticals at Bausch & Lomb. In addition, Dr. Phillips has served in executive roles at Merck Serono, Novartis, and Wyeth. Dr. Phillips earned a B.A. in Biochemistry with Summa Cum Laude and Phi Beta Kappa distinctions from the College of Arts and Sciences at the University of Pennsylvania, an MBA from the Wharton School at the University of Pennsylvania, and an M.D. with Alpha Omega Alpha distinction from the School of Medicine at the University of Pennsylvania. Dr. Phillips maintains an active medical license and practiced as a general medicine clinician/officer in the U.S. Navy, from which he was honorably discharged as a lieutenant commander.

Evolution of the Executive Board

On May 31, 2021, the Supervisory Board appointed Bart Van Rhijn as a member of the executive board of the Company (the “Executive Board”). It is specified that on May 11, 2021, Bart Van Rhijn entered into an employment agreement with Nanobiotix Corp. pursuant to which Bart Van Rhijn shall perform duties of Chief Financial Officer as from June 1, 2021.

Mr. Van Rhijn brings proven capabilities in global financial management, business development and pharmaceutical commercialization as the Company prepares for the planned launch of its second clinical registration study for potential first-in-class radioenhancer NBTXR3 in head and neck cancer (NANORAY-312), continued development in immunotherapy, and planned expansion across solid tumor types and therapeutic combinations.

Mr. Van Rhijn brings extensive experience in consultancy, technology, and life sciences industries and joins Nanobiotix after nearly 3 years as Chief Financial Officer at Servier Pharmaceuticals, LLC (Servier US). Prior to Servier US, he held leadership roles in prominent organizations in Europe and North America, including PricewaterhouseCoopers, Philips and Galderma in Head of Tax, Senior Director of Mergers and Acquisitions, and Head of Finance positions. Mr. Van Rhijn’s track record reflects a relentless commitment to streamlining business operations, driving growth, and unlocking value. His varied experiences include the successful reorganization of a healthcare technology-enabled services business, coordination of strategic financing transactions, and the efficient scaling of commercial businesses. Mr. Van Rhijn has a strong commitment to organizational health and empowers his teams to embrace innovation, challenge the status quo, and drive optimal results while putting patients and customers first.

Mr. Van Rhijn received master’s degrees in Civil Law and Tax Law at Leiden University, The Netherlands, obtained his MBA with honors from Babson’s Olin School of Management, and his Certified Management Accountant (CMA) certification from the Institute of Management Accounts. In addition, Mr. Van Rhijn serves on the Advisory Board of a Boston-based healthcare start-up and is a venture partner at an emerging technology fund.

Mr. Van Rhijn succeeded Philippe Mauberna, who stepped down from his roles as Chief Financial Officer and Executive Board member after 8 years of service to the Company.

The Company and Philippe Mauberna mutually agreed to terminate his employment agreement as Chief Financial Officer, effective June 30, 2021 and, in this context, entered into a termination agreement on May 19, 2021, the terms of which were approved by the Supervisory Board on April 6, 2021. Pursuant to this agreement, Philippe Mauberna was in particular entitled to an indemnity of €255,000. He also kept the benefit of his 2021 variable compensation (on a prorata basis), subject however to the achievement of the performance objectives set by the Executive Board. In addition, the Executive Board decided to lift, as from June 30, 2021, the continued service condition to which the exercise or definitive acquisition of all incentive instruments held by Philippe Mauberna are subject, notwithstanding the termination of his positions within the Group, and to accelerate the vesting of the OSA 2020 he holds, enabling Philippe Mauberna to exercise all of them. In order to avoid a negative impact on the Company's share price, Philippe Mauberna agreed that the sale of his shares would be restricted. Finally, as from June 30, 2021, Philippe Mauberna was released from his non-compete undertaking.

Furthermore, on May 31, 2021, Philippe Mauberna resigned from his office of Executive Board member, effective immediately as well as from all other positions he holds within the Group.

2.7 COVID-19 PANDEMIC

The global COVID-19 pandemic has impacted Nanobiotix's development plan, causing certain delays in the implementation and execution of clinical trials. Despite this, the overall development plan continues, prioritizing head and neck cancer and immuno-oncology.

Four clinical studies have been active during the period beginning March 2020. Study, site and subject risks were assessed as follows:

The Act.In.Sarc study had study close-out in first quarter of 2021 with data analysis and reporting of the clinical study. Patient enrollment had been completed. The study ended later than planned, as patient visits were delayed to ensure that all patients could return to the clinical site for their last follow-up visit. Only 5 patients were unable to return to sites for follow-up visits due to the COVID-19 pandemic. The clinical study sites were closed and Clinical Investigation Report finalized.

The 102 Expansion study has been ongoing during the COVID-19 pandemic, with sites active in France, Spain and Hungary. Patient enrollment was delayed due to: patient hesitancy to go to hospital sites; certain instances of positive COVID-19 testing, which excluded affected patients from enrollment; site staffing issues, with decreasing time on site and remote work, negatively affecting the Company’s ability to engage in patient recruitment activities. This also adversely impacted timely data review and updates. Monitoring visits were curtailed to one on-site visit per month at many sites, but remote monitoring was allowed. Patient follow-up visits were not affected.

Study 1100 has been ongoing in the United States during the COVID-19 pandemic. Patient recruitment was adversely delayed due to patient hesitancy to participate during the pandemic, site staff diverted to other hospital duties and de-prioritization of clinical studies at sites. Some delays were experienced with data review and update and monitoring visits were remote. Patient follow-up was not affected.

NANORAY-312, a global study, is in the study initiation phase with activities focused on site selection and study approvals from regulatory and Ethics Committee/Institutional Review Boards. The COVID-19 pandemic has disrupted routine hospital services globally, including the halting or delay of procedures, such as this study, that are deemed elective in the US and other countries and affecting study initiation efforts. These activities were further affected by sites decreased staffing and increased review time for study approvals (decreased frequency of meetings). Additionally, pre-site selection visits were conducted remotely, rather than on-site, in many regions. The Company will closely monitor site activation and patient recruitment in light of evolving conditions within the hospital setting and patient hesitancy to participate in hospital-based clinical studies during the ongoing pandemic.

Regarding MD Anderson studies, five of the six studies expected to be initiated by year-end 2021 are open and enrolling of which three have been enrolling as expected and two have seen slower recruitment and enrollment. MD Anderson generated specific policies and standard operating procedures to protect patients and staff alike. We have not observed delays in the administration of NBTXR3 for patients enrolled in ongoing studies. However, the COVID-19 pandemic has affected patient recruitment and has created delays in patient follow up, especially for those patients that are not local to the Houston metropolitan area.

Despite some of the delay experienced in the studies, the COVID-19 pandemic did not negatively impact liquidity and/or funding sources.

3. COMPANY ACTIVITY OVER THE FIRST HALF OF 2021

A. Revenue and other income

The revenue of Nanobiotix for the six month period ended on June 30, 2021 mainly correspond to the rebilling of materials and services linked to the activities planned under the Company’s partnership agreement with PharmaEngine before its termination.

The other income for the six month period ended on June 30, 2021, is mainly composed of research tax credit which increased by €0.3 million due to the increase of the R&D expenses.

	For the six month period ended June 30,
(in thousands of euros)	2021	2020
Services	5	37
Other sales	5	—
Total revenues	10	37
Research tax credit	1,227	888
Subsidies	62	494
Other	20	28
Total other income	1,309	1,411
Total revenues and other income	1,319	1,448

B. Costs

The operating costs of the first half of 2021 totalled €31.1 million compared to €19.8 million in the first half of 2020. The relative weight of R&D expenses compared to SG&A, decreased from one half to the next with 50% and 33% of expenses incurred respectively in the first half of 2021 (first semester of 2020: 66% and 34%) primarily resulting from the change in other operating income and expenses from 0% in the first half of 2020 to 17% in the first half of 2021.

The Company has made payments for a cumulative amount of $6.5 million (€5.4 million converted at the exchange rate on the payment date) to PharmaEngine in accordance with the Termination Agreement signed between the parties which has been accounted for in other operating income and expenses. See Note 16 Operating expenses for more information.

	For the six month period ended		For the six month period ended
(in thousands of euros)	June 30, 2021	Relative weight	June 30, 2020	Relative weight
R&D expenses	15,506	50%	13,077	66%
SG&A expenses	10,176	33%	6,755	34%
Other operating income and expenses	5,414	17%	—	—%
Total operating expenses	31,096	100%	19,832	100%

C. Results

The operating result is a loss of €29.8 million for the six months ended June 30, 2021 compared to a loss of €18.4 million for the same period in 2020.

The financial result is a loss of €0.6 million for the six months ended June 30, 2021 compared to a loss of €2.2 million for the same period in 2020.

The net loss for the six month period ended June 30, 2021 was €30.4 million compared to a net loss of €20.6 million for the same period in 2020.

4. FUTURE PROSPECTS

NBTXR3 is currently being evaluated as a potential monotherapy and combination product in seven clinical trials in patients with various forms of cancer.

As a single agent, the Company is currently focused on the head and neck cancer indication (locally advanced carcinoma of the oral cavity or oropharynx). A phase I dose expansion study - study 102 Expansion - is currently ongoing. We expect to report an analysis of progression free survival (PFS) and overall survival (OS) from 41 evaluable patients in Study 102 at a medical conference during the fourth quarter of 2021. The Company is preparing to launch a phase III registrational study - NANORAY-312 - that it expects to initiate late in the fourth quarter of 2021.

In addition, the Company is focused on its phase I trial - study 1100 - conducted in the United States assessing NBTXR3 activated by radiotherapy in combination with an anti-PD-1 in patients with locoregional recurrence (LRR) or metastatic recurrence (M/R) of head and neck cancer, lung and/or liver metastases. This program aims to assess the potential of NBTXR3 activated by radiotherapy in combination with immune checkpoint inhibitors (ICIs) to (i) convert non-responders to ICIs in responders, (ii) provide better local and systemic disease control and (iii) increase survival. We expect to provide updated data including approximately 16 evaluable patients at a medical conference during the fourth quarter of 2021 and plan to initiate discussions with FDA regarding potential registration pathway for NBTXR3 immunotherapy combination in H2 2021. The Company is on-track to report recommended Phase II dose for each cohort in 2022.

Concurrently, the Company has initiated three phase I and two phase II studies in collaboration with MD Anderson evaluating NBTXR3 as a single agent in pancreatic and lung cancer, in combination with immunotherapy in head and neck cancer and solid tumors, and in combination with chemotherapy in esophageal cancer.

In soft tissue sarcoma, the primary endpoint of the phase II/III study (Act.In.Sarc) was met and published in 2018 and the follow-up of patients in this study is ongoing. Given the marketing authorization of NBTXR3 in Europe under the brand name Hensify® for the treatment of locally advanced soft tissue sarcoma of the extremities and trunk wall, the Company is currently preparing a post-registrational study - study 401 - in the European Union which will continue to evaluate the safety and efficacy of NBTXR3 and will provide patients with soft tissue sarcoma with access to the product.

LianBio will collaborate in the development of NBTXR3 in Asia Pacific, and contribute to patient enrollment in five future global registrational studies across several tumor types and therapeutic combinations. LianBio will also support the expansion of global phase III registrational study in head and neck cancer into Greater China, with longer term strategic alignment across multiple tumor indications and therapeutic combinations.

5. MAIN RISKS AND UNCERTAINTIES

The main risks and uncertainties that the Company may face in the remaining six months of the financial year are identical to those presented in the section 1.5 of the Company’s universal registration document filed with the French Financial market authority (l’Autorité des marchés financiers or the “AMF”) on April 7, 2021 under number D.21-0272 (copies of which are available on the Company’s website (www.nanobiotix.com)) (the “2020 URD”) and the Company’s Annual Report on Form 20-F, as amended, for the year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission on April 7, 2021 (the “2020 20-F”), with the exception of the risk detailed below:

If we fail to develop or maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results.

As a new public reporting company in the United States, we will be required pursuant to Section 404(a) of the Sarbanes-Oxley Act of 2002 to furnish a report by our management that assesses our internal control over financial reporting as of year-end in our Annual Reports on Form 20-F, commencing with an initial report as of December 31, 2021 to be included in our Annual Report for the fiscal year ending December 31, 2021.

Prior to the issuance of our interim financial statements as of and for the six-months ended June 30, 2021, a deficiency, which constituted a material weakness in our internal control over financial reporting, was identified. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

A material adjustment was made to our interim financial statements as of and for the six-months ended June 30, 2021 prior to their issuance which resulted from a deficiency in the controls over the evaluation of certain contracts and the related accounting. The identified deficiency related to the timing of the recognition of expenses associated with new contracts signed with certain contract research organizations for one of our clinical trials. Specifically, we made advance payments that were recorded as expenses of the period instead of prepaid expenses (the misstatement inappropriately increased the R&D expenses). Consequently, a material weakness is being disclosed in connection with the reporting of our interim financial statements.

Our management believes that the interim financial statements included in this report, which reflect this adjustment, present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS. The material weakness did not result in material adjustments, or restatements, of our audited consolidated financial statements or disclosures for any prior period previously reported by us.

Under the supervision of management and the oversight of our Audit Committee, the Company is in the process of taking remedial actions to address the material weakness that has been identified. However, if our remedial measures are insufficient to address the material weakness or if additional deficiencies in our internal control over financial reporting are discovered or occur in the future, we may not be able to timely or accurately report our financial position, results of operations or cash flows or maintain effective disclosure controls and procedures.

6. KEY TRANSACTIONS WITH RELATED PARTIES

No significant transactions with related parties have occurred in the first half of 2021 other than the compensation of directors and the termination agreement entered into on May 19, 2021 with Mr. Mauberna (see section 2.6 above for more details).

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONDENSED STATEMENTS OF CONSOLIDATED FINANCIAL POSITION
(Amounts in thousands of euros)

		As of
	Notes	June 30, 2021	December 31, 2020
ASSETS
Non-current assets
Intangible assets	5	12	21
Property, plant and equipment	6	7,535	8,256
Non-current financial assets	7	498	505
Total non-current assets		8,045	8,782
Current assets
Trade receivables	8.1	—	62
Other current assets	8.2	13,534	6,035
Cash and cash equivalents	9	102,336	119,151
Total current assets		115,870	125,248
TOTAL ASSETS		123,915	134,030

		As of
	Notes	June 30, 2021	December 31, 2020
LIABILITIES AND SHAREHOLDER’S EQUITY
Shareholders’ equity
Share capital	10.1	1,045	1,033
Premiums related to share capital	10.1	255,782	255,735
Accumulated other comprehensive income		513	555
Treasury shares		(212)	(196)
Reserve		(185,276)	(153,069)
Net loss for the period		(30,420)	(33,590)
Total shareholders’ equity		41,431	70,468
Non-current liabilities
Non-current provisions	11.2	457	414
Non-current financial liabilities	12	43,988	44,107
Total non-current liabilities		44,445	44,522
Current liabilities
Current provisions	11.1	430	40
Current financial liabilities	12	6,730	4,872
Trade payables and other payables	13.1	8,813	7,106
Other current liabilities	13.2	5,510	7,022
Deferred revenues and contract liabilities	13.3	16,555	—
Total current liabilities		38,038	19,041
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		123,915	134,030

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

INTERIM CONDENSED STATEMENTS OF CONSOLIDATED OPERATIONS
(Amounts in thousands of euros, except per share numbers)

		For the six month period ended
	Notes	June 30, 2021	June 30, 2020
Revenues and other income
Revenues	15	10	37
Other income	15	1,309	1,411
Total revenues and other income		1,319	1,448
Research and development expenses	16.1	(15,506)	(13,077)
Selling, general and administrative expenses	16.2	(10,176)	(6,755)
Other operating income and expenses	16.5	(5,414)	—
Total operating expenses		(31,096)	(19,832)
Operating income (loss)		(29,778)	(18,384)
Financial income	18	2,511	234
Financial expenses	18	(3,152)	(2,428)
Financial income (loss)		(640)	(2,194)
Income tax		(2)	(1)
Net loss for the period		(30,420)	(20,579)
Basic loss per share (euros/share)	20	(0.88)	(0.91)
Diluted loss per share (euros/share)	20	(0.88)	(0.91)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

INTERIM CONDENSED STATEMENTS OF CONSOLIDATED COMPREHENSIVE LOSS
(Amounts in thousands of euros)

		For the six month period ended
	Notes	June 30, 2021	June 30, 2020
Net loss for the period		(30,420)	(20,579)
Tax impact		—	—
Other comprehensive loss that will not be reclassified subsequently to income or loss		—	—
Currency translation adjustment		(42)	(5)
Tax impact		—	—
Other comprehensive income that may be reclassified subsequently to income or loss		(42)	(5)
Total comprehensive loss		(30,462)	(20,584)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

INTERIM CONDENSED STATEMENT OF CONSOLIDATED CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of euros, except number of shares)

		Share capital Ordinary shares
	Notes	Number of shares	Amount	Premiums related to share capital	Accumulated other comprehensive income (loss)	Treasury shares	Reserve	Net loss for the period	Total shareholders’ equity
As of December 31, 2020		34,432,122	1,033	255,735	555	(196)	(153,069)	(33,590)	70,468
Net loss for the period		—	—	—	—	—	—	(30,420)	(30,420)
Currency translation adjustments		—	—	—	(42)	—	—	—	(42)
Total comprehensive loss		—	—	—	(42)	—	—	(30,420)	(30,462)
Allocation of prior period loss		—	—	—	—	—	(33,590)	33,590	—
Capital increase, net		393,750	12	(12)	—	—	—	—	—
Subscription of warrants	10.3	—	—	43	—	—	—	—	43
Share-based payment	17	—	—	—	—	—	1,398	—	1,398
Treasury shares		—	—	—	—	(16)	—	—	(16)
Other movements		—	—	16	—	—	(16)	—	—
As of June 30, 2021		34,825,872	1,045	255,782	513	(212)	(185,276)	(30,420)	41,431

		Share capital Ordinary shares
	Notes	Number of shares	Amount	Premiums related to share capital	Accumulated other comprehensive income (loss)	Treasury shares	Reserve	Net loss for the period	Total shareholders’ equity
As of December 31, 2019		22,415,039	672	153,139	433	(169)	(105,070)	(50,915)	(1,909)
Net loss for the period		—	—	—	—	—	—	(20,579)	(20,579)
Currency translation adjustments		—	—	—	(5)	—	—	—	(5)
Total comprehensive loss		—	—	—	(5)	—	—	(20,579)	(20,584)
Allocation of prior period loss		—	—	—	—	—	(50,915)	50,915	—
Capital increase, net		316,083	9	—	—	—	(9)	—	—
Subscription of warrants	10.3	—	—	5	—	—	—	—	5
Share-based payment	17	—	—	—	—	—	1,542	—	1,542
Treasury shares		—	—	—	—	(74)	—	—	(74)
U.S. Initial public offering costs offset		—	—	(1,175)	—	—	—	—	(1,175)
As of June 30, 2020		22,731,122	682	151,968	428	(243)	(154,451)	(20,579)	(22,194)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

INTERIM CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS
(Amounts in thousands of euros)

		For the six month period ended
	Notes	June 30, 2021	June 30, 2020

Cash flows used in operating activities
Net loss for the period		(30,420)	(20,579)
Elimination of other non-cash, non-operating income and expenses
Depreciation and amortization	16.4	801	906
Provisions	11	432	(126)
Expenses related to share-based payments	17	1,398	1,542
Cost of net debt		1,066	1,046
Impact of deferred income related to financial liabilities discounting effect		2,046	1,343
Other charges with no impact on cash		4	3
Cash flows used in operations, before tax and changes in working capital		(24,673)	(15,864)
(Increase) / Decrease in trade receivables	8.1	62	(39)
(Increase) / Decrease in Research tax credit receivable	8.2	—	3,314
(Increase) / Decrease in other receivables	8.2	(7,504)	(918)
Increase (Decrease) in trade and other payables	13.1	2,053	192
Increase / (Decrease) in other current liabilities	13.2	(1,442)	435
Increase in deferred income and contract liabilities	13.3	16,434	—
Changes in operating working capital		9,602	2,985
Net cash flows used in operating activities		(15,071)	(12,879)
Cash flows from (used in) investing activities
Acquisitions of intangible assets	5	(4)	(17)
Acquisitions of property, plant and equipment	6	(45)	(57)
Addition in non-current financial assets	7	—	(9)
Net cash flows from (used in) investing activities		(50)	(83)
Cash flows from financing activities
Warrants subscription	10.1	43	5
Transaction costs		(349)	(261)
Increase in loans and conditional advances	12	—	5,350
Loans repayments	12	(250)	—
Payment of lease liabilities	12	(644)	(171)
Interest paid	12	(350)	(350)
Charges of lease debt interest	12	(152)	(169)
Net cash flows from financing activities		(1,703)	4,404
Effect of exchange rates changes on cash		8	54
Net increase (decrease) in cash and cash equivalents		(16,814)	(8,505)
Net cash and cash equivalents at beginning of period		119,151	35,094
Net cash and cash equivalents at end of period	9	102,336	26,590

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS
AS OF JUNE 30, 2021

1. Company information

Overview of the Company

Nanobiotix S.A. (“Nanobiotix” or the “Company” and, with its subsidiaries, the “Group”) is a French biotechnology company in advanced clinical development, pioneering physics-based approaches to expand treatment possibilities for patients with cancer. The Company's philosophy is rooted in one concept: pushing the boundaries of what is known to expand the possibilities of human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris (France). The Company also has subsidiaries in the United States (Cambridge, Massachusetts), France, Spain and Germany. Nanobiotix has been listed on the regulated market of Euronext in Paris since 2012 and on the Nasdaq Global Select Market in New York since December 2020.

Nanobiotix owns more than 30 patent families associated with three nanotechnology platforms for applications in (i) oncology, (ii) bioavailability and (iii) biodistribution and disorders of the central nervous system. The Company's resources are primarily devoted to the development of its main product candidate, NBTXR3, which is the product of its proprietary oncology platform and has already achieved market authorization in Europe for the treatment of patients with soft tissue sarcoma under the brand name Hensify®.

Key events of the six month period ended June 30, 2021

Nanobiotix and PharmaEngine mutually agree to terminate their collaboration

In March 2021, in light of disagreements over a number of issues with respect to the development of NBTXR3 in the Asia-Pacific region, Nanobiotix and PharmaEngine mutually agreed to terminate the licensing and collaboration agreement entered into in August 2012. Accordingly, on March 4, 2021, Nanobiotix and PharmaEngine entered into a termination and release agreement (the “Termination Agreement”). Under the Termination Agreement, Nanobiotix retained all rights to the development and commercialization of NBTXR3 in the Asia-Pacific region. Nanobiotix agreed to make total termination payments to PharmaEngine of up to $12.5 million in the aggregate as described below.

PharmaEngine was eligible for and received a $2.5 million payment following the announcement of Nanobiotix’s collaboration with LianBio for the Asia-Pacific region. During the six months ended June 30, 2021, PharmaEngine also received $4.0 million in conjunction with the completion of various administrative steps in connection with the winding-up of the collaboration.

PharmaEngine will be eligible to receive an additional $1.0 million in administrative fees and a final payment of an additional $5.0 million upon a second regulatory approval of an NBTXR3-containing product in any jurisdiction of the world for any indication. PharmaEngine is entitled to receive a low-single digit tiered royalty based on net sales of NBTXR3 in the Asia-Pacific region for a 10-year period commencing on the corresponding first date of sales in the region. As of June 30, 2021, these future payments were not accrued because the triggering events have not occurred.

As part of the Termination Agreement, PharmaEngine re-assigned to Nanobiotix rights for the development, manufacture, commercialization and exploitation of NBTXR3 in the Asia-Pacific region, as well as all development data, regulatory materials, and all regulatory approvals that are in the name of PharmaEngine or its affiliates. Consequently, NBTXR3 clinical trials conducted by PharmaEngine in Asia are in the process of being concluded or terminated.

Nanobiotix and PharmaEngine also agreed to a mutual release of all claims against the other party and its respective affiliates.

Nanobiotix partners with LianBio for the development and commercialization of NBTXR3 in several oncology indications and in combination with several anti-cancer therapies, in China and other Asian markets

In May 2021, Nanobiotix entered into a partnership with LianBio, a biotechnology company dedicated to bringing paradigm-shifting medicines to patients in China and major Asian markets, to develop and commercialize Nanobiotix’s lead product candidate, NBTXR3 into Greater China (mainland China, Hong Kong, Taiwan, and Macau), South Korea, Singapore and Thailand.

LianBio will collaborate in the development of NBTXR3 in Asia Pacific, and contribute to patient enrollment in five future global registrational studies across several tumor types and therapeutic combinations including immunotherapy. LianBio will also support the expansion of global phase III registrational study in head and neck cancer into Greater China with longer term strategic alignment across multiple tumor indications and therapeutic combinations.

Under the terms of the agreement, the Company received a $20 million upfront payment and is entitled to receive up to an aggregate of $220 million in potential contingent, development and commercialization milestone payments. The Company will also be eligible to receive tiered, low double-digit royalties based on net sales of NBTXR3 in the licensed territories. LianBio will fund all development and commercialization expenses in the collaboration territory, and the Company will continue to fund all development and commercialization expenses in all other geographies.

Nanobiotix announces the appointment of Dr. Gary Phillips as Chairman of the Supervisory Board

In May 2021, Dr. Gary Phillips was appointed Chairman of the Company's supervisory board of the Company (“the “Supervisory Board”). Dr Phillips succeeded Laurent Condomine, who retired from the Supervisory Board after 11 years of leadership.

Nanobiotix announces the appointment of Bart Van Rhijn as Chief Financial Officer and member of the executive board of the Company to support its international expansion

On June 1, 2021, the Company announced the appointment of Bart Van Rhijn, MBA, as Chief Financial Officer and member of the executive board of the Company (the “Executive Board”). Mr. Van Rhijn brings proven capabilities in global financial management, business development and pharmaceutical commercialization as the Company prepares for the planned launch of its second clinical registration study for NBTXR3 in head and neck cancer (NANORAY-312), continued development in immunotherapy, and planned expansion across solid tumor types and therapeutic combinations. He succeeded Philippe Mauberna, who stepped down from his roles as Chief Financial Officer and Executive Board member after 8 years of service to the Company.

2. General information, statement of compliance and basis of presentation

General principles

The interim condensed consolidated financial statements as of June 30, 2021 and for the six month period ended June 30, 2021 were prepared under the supervision of the management of the Company and were approved by the Executive Board and reviewed by the Supervisory Board on September 8, 2021.

All amounts in the interim condensed consolidated financial statements are presented in thousands of euros, unless stated otherwise. Some figures have been rounded. Accordingly, the totals in some tables may not be the exact sums of component items.

The preparation of the interim condensed consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) requires the use of estimates and assumptions that affect the amounts and information disclosed in the financial statements. See Note 3.2 Use of judgement, estimates and assumptions.

The summarized interim consolidated financial statements of the Company have been prepared in compliance with IAS 34 – “Interim Financial Reporting”. As they are interim condensed financial statements, they do not contain all information required for the consolidated annual financial statements and should therefore be read in conjunction with the consolidated financial statements of the Company for the financial year ended December 31, 2020 as described below.

The interim condensed consolidated financial statements were prepared on a going concern basis. The Executive Board determined it is appropriate to apply a going concern assumption because the Company’s historical losses are due to the innovative nature of the products it is developing, which necessitates a research and development phase spanning multiple years. With cash and cash equivalents of €102.3 million as of June 30, 2021, the Company believes it has sufficient resources to continue operating for at least twelve months following the interim condensed consolidated financial statements’ publication.

Seasonality of the Company’s activities

According to IAS 34 – Interim Financial Reporting, an entity whose business is highly seasonal should present financial information for the twelve months up to the end of the interim period and additional comparative information for the prior twelve-month period in the interim condensed financial statements in order to provide a better understanding and comparison of its interim financial statements.

As mentioned in Note 15 Revenues and other income, as most of the income from the Company is generated by ongoing contracts that primarily depend on performance obligations not correlated to seasonal trends, it is considered that the Company activities are not seasonal.

Therefore, the following interim condensed financial statements and corresponding notes will not include comparative information other than that mentioned in IAS 34-20.
Statement of compliance and basis of presentation

The interim condensed consolidated financial statements have been prepared in accordance with IFRS, International Accounting Standards (“IAS”) as issued by the International Accounting Standards Board (“IASB”) as well as interpretations issued by the IFRS Interpretations Committee (“IFRS-IC”) and the Standard Interpretations Committee (the “SIC”), which application is mandatory as of June 30, 2021. The interim condensed consolidated financial statements are also compliant with IFRS as adopted by the European Union.

The accounting principles used to prepare the interim condensed consolidated financial statements for the six month period ended June 30, 2021 are identical to those used for the year ended December 31, 2020 except for the standards listed below that required adoption in 2021.
Application of New or Amended Standards and Interpretations

The Company adopted the following standards, amendments and interpretations whose application was mandatory for periods beginning on or after January 1, 2021:

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	Interest Rate Benchmark Reform – Phase 2 Flexibility measures relating to the accounting consequences of amendments to contracts following the reform of reference rates and hedge accounting criteria
Amendment to IFRS 16	Amendments for COVID-19 related to rent concessions

The application of these standards and these amendments had no impact on the interim consolidated condensed financial statements of the Company.

Early application of New or Amended Standards and Interpretations

The Company elected not to early adopt the new standards, amendments and interpretations, which application was not yet mandatory for the six month period ended June 30, 2021.

IFRS 17	Insurance contracts and related amendments
Amendment to IAS 1	Classification of liabilities as current and non-current Disclosure of significant accounting policies Update of Practice Statement 2 "Making materiality”
Amendment to IAS 37	Onerous Contracts - Cost of Performing a Contract
Amendment to IFRS 3	Conceptual Framework
Amendment to IAS 8	Definition of an accounting estimate
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before Intended Use

The expected impact of these standards on the consolidated financial statements is not significant.

3. Consolidated principles and methods

3.1 BASIS OF CONSOLIDATION

Consolidated entities

As of June 30, 2021, the consolidation perimeter is identical to that of December 31, 2020 as Nanobiotix S.A. has five wholly owned subsidiaries:

•Nanobiotix Corp., incorporated in the State of Delaware in September 2014 and located in the USA,
•Nanobiotix Germany GmbH, created in October 2017 and located in Germany,
•Nanobiotix Spain S.L.U., created in December 2017 and located in Spain,
•Curadigm SAS, created on July 3, 2019 and located in France, and
•Curadigm Corp., created on January 7, 2020 and located in the USA.

Accordingly, the interim condensed consolidated financial statements as of June 30, 2021 include the operations of each of these subsidiaries, to the extent applicable, from the date of their incorporation.

Foreign currency transactions

The unaudited condensed consolidated financial statements are presented in euros, which is the reporting currency and the functional currency of the parent company, Nanobiotix S.A.

The financial statements of consolidated foreign subsidiaries whose functional currency is not the euro are translated into euros for statement of financial position items at the closing exchange rate at the date of the statement of financial position and for the statement of operations, statement of comprehensive loss and statement of cash flow items at the average rate for the period presented, except where this method cannot be applied due to significant exchange rate fluctuations during the applicable period.

The dollar-to-euro exchange rate used in the interim condensed consolidated financial statements to convert the Group transactions denominated in US dollars were $1.1884 as of June 30, 2021 and an average of $1.2053 for the six month period ended June 30, 2021 (source: Banque de France) compared with $1.1198 and $1.1015 as of and for the six month period ended June 30, 2020, respectively.

The resulting currency translation adjustments are recorded in other comprehensive income (loss) as a cumulative currency translation adjustment.

3.2. USE OF JUDGEMENT, ESTIMATES AND ASSUMPTIONS

The preparation of interim condensed consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the amounts and information disclosed in the financial statements. The estimates and judgments used by management are based on historical information and on other factors, including expectations about future events considered to be reasonable given the circumstances. These estimates may be revised where the circumstances on which they are based change.

Consequently, actual results may vary significantly from these estimates under different assumptions or conditions. A sensitivity analysis may be presented if the results differ materially based on the application of different assumptions or conditions. The main items affected by the use of estimates are share-based payments, deferred tax assets, clinical trials accruals, revenue recognition and the fair value of financial instruments.

Measurement of share-based payments

The Company measures the fair value of stock options (OSA), founders’ warrants (BSPCE), warrants (BSA) and free shares (AGA) granted to employees, members of the Supervisory Board and consultants based on actuarial models. These actuarial models require that the Company use certain calculation assumptions with respect to characteristics of the grants (e.g., vesting terms) and market data (e.g., expected share volatility) (See Note 17 Share-based payments).

Deferred tax assets

Deferred taxes are recognized for temporary differences arising from the difference between the tax basis and the accounting basis of the Company’s assets and liabilities that appear in its financial statements. The primary temporary differences are related to the tax losses that can be carried forward or backward, depending on the jurisdiction. Enacted tax rates are used to measure deferred taxes.

The deferred tax assets are recorded in the accounts only to the extent that it is probable that the future profits will be sufficient to absorb the losses that can be carried forward or backward. Considering its stage of development, which does not allow income projections judged to be sufficiently reliable to be made, the Company has not recognized deferred tax assets in relation to tax losses carry forwards in the statements of consolidated financial position.

Clinical trials accruals

Clinical trial expenses, although not yet billed in full, are estimated for each study and a provision is recognized accordingly. (See Note 13.1 Trade and other payables for information regarding the clinical trial accruals as of June 30, 2021 and December 31, 2020).

Revenue recognition

In order to determine the amount and timing of revenue under the contracts with PharmaEngine and LianBio, the Company is required to use significant judgments, mainly with respect to determining the timing of satisfaction of services provided to PharmaEngine and LianBio (see Note 15 Revenues and other income below for additional detail regarding the revenue recognition related to the new agreement with LianBio).

Fair value of financial instruments

The fair value measurement of the loan granted by European Investment Bank (‘‘EIB’’) requires the Company to assess the amount of additional interest (‘‘royalties’’, as defined by the royalty agreement with EIB) that will be due according to the loan agreement. The royalties will be determined and calculated based on the number of tranches that have been withdrawn and will be indexed to the Company’s consolidated annual sales turnover generated during a period of six years (“the royalty period”) commencing on January 1, 2021.

For purposes of measuring the fair value of the EIB loan, the Company forecasts the sales that it expects to generate during the royalty period, taking into consideration the operational assumptions such as market release dates of the products, growth and penetration rate in each market.

The estimation of the royalty amount was reviewed as of June 30, 2021, taking into account the Company’s last development schedule. (See Note 4 Significant transactions and Note 12 Financial liabilities for details about this loan and the accounting treatment applied).

4. Significant transactions

During the first half of 2021, the Company entered into a new partnership with LianBio (see Note 4.2. LianBio below). The other ongoing significant contracts as of June 30, 2021 are the same ones disclosed in the Consolidated Financial Statements as of December 31, 2020 of the Company and are disclosed again below.

4.1 PHARMAENGINE

In August 2012, the Company entered into a license and collaboration agreement with PharmaEngine, which provided for the development and commercialization of NBTXR3 by PharmaEngine throughout the covered Asia-Pacific countries.

In March 2021, the Company and PharmaEngine mutually agreed to terminate the License and Collaboration agreement.

During the six month period ended June 30, 2021, the Company paid a cumulative amount of $6.5 million to PharmaEngine in accordance with the termination agreement signed between the parties. PharmaEngine will receive additional payments of $1 million upon receipt by the Company of certain clinical study reports and of $5 million upon the second regulatory approval of NBTXR3 in any jurisdiction of the world for any indication. The Company has also agreed to pay royalties to PharmaEngine at low single-digit royalty rates with respect to sales of NBTXR3 in the Asia-Pacific region for a 10-year period beginning at the date of the first sales in the region. As of June 30, 2021, these future payments were not accrued because the triggering events have not occurred.

4.2 LIANBIO

In May 2021, Nanobiotix announced a partnership with LianBio a biotechnology company dedicated to bringing paradigm-shifting medicines to patients in China and major Asian markets, to develop and commercialize NBTXR3 into Greater China (mainland China, Hong Kong, Taiwan, and Macau), South Korea, Singapore and Thailand.

LianBio will collaborate in the development of NBTXR3 in Asia Pacific, and contribute to patient enrollment in five future global registrational studies across several tumor types and therapeutic combinations. LianBio will also support the expansion of the global phase III registrational study in head and neck cancer into Greater China, while supporting longer term strategic alignment across multiple tumor indications and therapeutic combinations.

As of June 30, 2021, a non-refundable upfront payment of $20 million has been collected by the Company at the signature of the LianBio Agreement. The Company is entitled to receive up to an aggregate of $220 million in potential contingent, development and commercialization milestone payments. Nanobiotix will also be eligible to receive tiered, low double-digit royalties based on net sales of NBTXR3 in the licensed territories. See Note 15 Revenues and other income.

4.3 FINANCING AGREEMENT WITH THE EUROPEAN INVESTMENT BANK (“EIB”)
In July 2018, the Company signed a non-dilutive financing agreement with the EIB to borrow up to €40 million in order to fund its research, development and innovation activities related to NBTXR3 in various therapeutic indications, subject to achieving a set of agreed-upon performance criteria.

In connection with this financing agreement, the Company also entered into a royalty agreement with EIB pursuant to which the Company is required, during a six-year royalty calculation period commencing on January 1, 2021, to pay (on each June 30 with respect to the preceding year within the calculation period, beginning as of June 30, 2022 based on the 2021 revenue) royalties to EIB. (See. Note 12 Financial liabilities).

4.4 COLLABORATION AGREEMENT WITH MD ANDERSON

In January 2019, the Company and the University of Texas MD Anderson Cancer Center announced a large-scale research collaboration.

The collaboration will support multiple Phase I/II clinical trials involving around 340 patients with NBTXR3 for use in treating several cancer types, including head and neck, pancreatic, thoracic, lung, gastrointestinal and genitourinary cancers.

As part of the funding for this collaboration, Nanobiotix is committed to pay approximately $11 million for those clinical trials during the collaboration. An additional milestone payment will also be paid upon grant of the first regulatory approval by the Food and Drug Administration in the United States. See Note 21 Commitments.

As of June 30, 2021, the Company recorded a prepaid expense for an amount of €1.3 million. (See Note 8.2 Other current assets). The Company will recognize expenses in the income statement as patient recruitment progresses, with the first recruitments expected to begin in the second half of 2020.

5. Intangible assets

The change in intangible assets breaks down as follows:

(in thousands of euros)	As of December 31, 2020	Increases	Decreases	Transfer	As of June 30, 2021
Patents	65	—	—	—	65
Software	651	4	—	—	656
Intangible assets in progress	—	—	—	—	—
Gross book value of intangible assets	717	4	—	—	721
Patents	(65)	—	—	—	(65)
Software	(630)	(14)	—	—	(644)
Accumulated depreciation of intangible assets (1)	(695)	(14)	—	—	(709)
Net book value of intangible assets	21	(10)	—	—	12
(1)Expenses for the period are detailed in Note 16.4 Depreciation, amortization and provisions expenses

No impairment losses were recognized in application of IAS 36 - Impairment of Assets in the periods presented.

6. Property, plant and equipment

The change in property, plant and equipment is as follows:

(in thousands of euros)	As of December 31, 2020	Increases	Decreases	Other movements & transfer.	Currency translation	As of June 30, 2021
Fixtures, fittings and installations	3,313	—	—	—	—	3,313
Right of use – Buildings	7,171	19	—	—	—	7,190
Technical equipment	2,061	5	—	1	—	2,067
Office and IT equipment	988	41	(1)	—	2	1,029
Transport equipment	31	—	—	—	1	32
Right of use – Transport equipment	65	—	—	—	1	66
Tangible assets in progress	1	—	—	(1)	—	1
Gross book value of tangible assets	13,630	65	(1)	—	4	13,698
Fixtures, fittings and installations	(1,320)	(160)	—	—	—	(1,481)
Right of use – Buildings	(1,739)	(457)	—	—	—	(2,196)
Technical equipment	(1,466)	(93)	—	—	—	(1,559)
Office and IT equipment	(783)	(67)	1	—	(1)	(850)
Transport equipment	(31)	—	—	—	(1)	(32)
Right of use – Transport equipment	(36)	(10)	—	—	(1)	(46)
Accumulated depreciation of tangible assets(1)	(5,374)	(787)	1	—	(2)	(6,163)
Net book value of tangible assets	8,256	(722)	(1)	—	1	7,535
(1)Expenses for the period are detailed in Note 16.4 Depreciation, amortization and provisions expenses

7. Non-current financial assets

The change in non-current financial assets breaks down as follows:

(in thousands of euros)	Liquidity contract - Cash account(1)	Other long- term investments pledged as collateral	Security deposits paid	Total
Net book value as of December 31, 2019	131	—	399	529
Additions	—	—	9	9
Decreases	(27)	—	(5)	(31)
Currency translation adjustments	—	—	(2)	(2)
Net book value as of December 31, 2020	105	—	401	505
Additions	—	—	—	—
Decreases	(16)	—	—	(16)
Reclassifications	—	—	8	8
Currency translation adjustments	—	—	1	1
Net book value as of June 30, 2021	88	—	410	498
(1)See Note 10.2 Treasury shares

The decrease of the liquidity contract – cash account corresponds to the balance of treasury shares transactions whose counterpart is recorded as capital on the "treasury shares" line in the statement of changes in shareholders’ equity.

8. Trade receivables and other current assets

8.1 TRADE RECEIVABLES

Trade receivables relate mainly to invoices issued to PharmaEngine in connection with the charging-back of shared external clinical research organization costs under the Company’s license and collaboration agreement with PharmaEngine.

As of June 30, 2021, trade receivables have been settled following the termination of the collaboration contract between Nanobiotix and PharmaEngine. (See Note 4 Significant transactions for more detail on the license and collaboration agreement).

	As of
(in thousands of euros)	June 30, 2021	December 31, 2020
Trade receivables	—	62
Trade receivables	—	62

8.2 OTHER CURRENT ASSETS

Other current assets break down as follows:

	As of
(in thousands of euros)	June 30, 2021	December 31, 2020
Research tax credit receivable	3,154	1,927
VAT receivable	1,129	971
Prepaid expenses	7,246	2,217
Other receivables	2,004	920
Other current assets	13,534	6,035

As of June 30, 2021, prepaid expenses mainly relate to research agreements for €7.2 million, including €4.4 million related to the Irish company ICON plc research agreement and €1.3 million related to MD Anderson agreement (see Note 4.4 Collaboration agreement with MD Anderson).

As of December 31, 2020, prepaid expenses mainly related to the MD Anderson research agreement for €1.6 million.

Other receivables mainly comprised advances paid to suppliers in the amounts of €1.4 million as of June 30, 2021, as compared to €805 thousand as of December 31, 2020.

Research tax credit

The change in research tax credit receivables breaks down as follows:

(in thousands of euros)
Receivable as of December 31, 2020	1,927
2021 research tax credit – Nanobiotix S.A. (1)	1,227
Receivable as of June 30, 2021	3,154

(1) See Note 15 Revenues and other income.

9. Cash and cash equivalents

Cash and cash equivalent break down as follows:

	As of
(in thousands of euros)	June 30, 2021	December 31, 2020
Cash and bank accounts	102,336	119,151
Net cash and cash equivalents	102,336	119,151

10. Share Capital

10.1 CAPITAL ISSUED

Detail of share capital transactions

(in thousands or number of shares)	Nature of transaction	Share Capital	Premiums related to share capital	Number of shares
December 31, 2020		1,033	255,735	34,432,122
March 31, 2021	Capital increase AGA 2018-1	1	(1)	24,500
March 31, 2021	Capital increase AGA 2019-1	11	(11)	369,250
May 31, 2021	Subscription of 2021 warrants	—	43	—
June 30, 2021	Other movements	—	16	—
June 30, 2021		1,045	255,782	34,825,872

As of June 30, 2021, the share capital was €1,045 thousand divided into 34,825,872 fully paid up ordinary shares each with a par value of €0.03.

10.2 TREASURY SHARES

On June 30, 2021, the Company held 15,053 treasury shares under a liquidity contract entered into on October 23, 2012 with Gilbert Dupont as amended on November 30, 2018. These shares were deducted from IFRS equity in the amount of €212 thousand as of June 30, 2021.

10.3 FOUNDER’S WARRANTS, WARRANTS, STOCK OPTIONS AND FREE SHARES

As of June 30, 2021, there are four different types of securities and other valid instruments entitling their holders to a stake in the Company's share capital: warrant (bons de souscription d’actions or BSA), founders’ warrant (bons de souscription de parts de créateur d’entreprise or BSPCE), stock option (options de souscription ou d’achat d’actions or OSA) and free shares (actions attribuées gratuitement or AGA).

Warrants

At a meeting on April 20, 2021, the Executive Board, acting pursuant to the delegation granted by the Company’s shareholders' meeting held on November 30, 2020 granted 48,103 warrants to members and observers of the Supervisory Board, each entitling its holder to subscribe one ordinary share, each with a par value of €0.03 and at a price of €13.47 (share premium included). The designated warrants included 18,103 warrants that were issued in replacement of certain 2016 ordinary warrants that became null on February 2, 2021. The subscription period is open from the date of the meeting of the Executive Board until September 30, 2021, inclusive. As of June 30, 2021, 14,431 warrants have been subscribed by their beneficiaries.

The warrants can be exercised at any time during a 10-year period, subject to the satisfaction of the following conditions:
•the subscription by the relevant beneficiary of his/her warrant
•the relevant holder has attended at least 75% of the Supervisory Board meetings held during the twelve months preceding the exercise of the warrants or, as the case may be, the date the holder ceases to be part of the Group, and
•the recommended dose for two out of the three patient cohorts enrolled in the study 1100 has been determined in order to define the next steps of the immuno-oncology development plan.

It is being specified that (i) the Executive Board, with the prior approval of the Supervisory Board, shall acknowledge the satisfaction of such condition and (ii) such condition shall automatically be waived in the event of a change of control.

At the same meeting, the Executive Board, acting pursuant to the above mentioned delegation, also granted 30,000 warrants to a consultant of the Company, each warrant giving its holder the right to subscribe one ordinary share, each with a par value of €0.03 and at a price of €13.64 (share premium included) at any time during a ten-year period subject to (i) the subscription by such consultant of the warrants and (ii) the drafting by such consultant of a Chemistry, Manufacturing, Control (CMC) risk assessment report. The corresponding subscription period has been fixed from the date of the meeting of the Executive Board until July 20, 2021 inclusive. As of June 30, 2021, no warrants have been subscribed by the beneficiary. In addition, as of June 30, 2021 the report is not prepared yet. Therefore, the warrants are not vested yet.

Stock options

At a meeting on April 20, 2021, the Executive Board, acting pursuant to delegations granted by the Company’s shareholders’ meeting held on November 30, 2020, granted to certain employees of the Group and members of the Executive Board 571,200 stock options (including 143,200 stock options and 428,000 performance stock options), each giving its holder the right to subscribe one ordinary share, each with a par value of €0.03 and at a price of €13.74 (share premium included). Such stock options are governed by the 2020 stock option plan adopted by the Executive Board on February 9, 2021 and approved by the Company’s annual shareholders’ meeting held on April 28, 2021 (the “2020 Stock Option Plan”).

The ordinary stock options are exercisable as follows:
▪up to one-third of the ordinary stock options as from April 20, 2022;
▪ an additional one-third of the ordinary stock options as from April 20, 2023,
▪ the balance, i.e., one-third of the ordinary stock options as from April 20, 2024, subject to, for each increment, a continued service condition, and in any case,
▪no later than 10 years after the date of grant, it being specified that stock options which have not been exercised by the end of this ten-year period will be forfeited by law.

The performance stock options may be exercised under the following conditions:
▪10% of the stock options may be exercised when the market price of the Company’s shares on the regulated market of Euronext in Paris reaches €24.00,
▪an additional 10% of the stock options may be exercised when the market price of the Company's shares on the regulated market of Euronext in Paris reaches €30.00,
▪an additional 40% of the stock options may be exercised when the market price of the Company’s shares on the regulated market of Euronext in Paris reaches €40.00,
▪an additional 40% of the stock options may be exercised when the market price of the Company's shares on the regulated market of Euronext in Paris reaches €60.00, and
▪at the latest within 10 years of the date of grant, it being specified that stock options which have not been exercised by the end of this 10-year period will be forfeited by law.

It being specified that (i) among such performance stock options that may be exercised, and subject to, for each increment, a continued service condition, their holders may only exercise (x) up to 10% of such performance stock options as from April 20, 2022, (y) an additional 30% of such performance stock options as from April 20, 2023, and (z) the balance, i.e., 60% of such performance stock options as from April 20, 2024, and (ii) such additional vesting condition shall be automatically waived in the event of a change of control.

The number of ordinary and performance stock options that may be exercised under the above exercise schedules would always be rounded down to the nearest whole number.

At a meeting on June 21, 2021, the Executive Board, acting pursuant to the delegation granted by the shareholders’ meeting held on November 30, 2020 granted 60,000 ordinary stock options to Mr. Bart Van Rhijn following his entry into the Company and his appointment as a Member of the Executive Board. Such stock options are governed by the 2020 Stock Option Plan. Acting pursuant to a delegation granted by the Company’s annual shareholders’ meeting held on April 28, 2021, it also decided to adopt the 2021 stock option plan and to grant to Mr. Bart Van Rhijn 60,000 performance stock options governed by such plan. Each of such 120,000 stock options (whether ordinary and performance) gives it holders the right to subscribe one ordinary share, each with a par value of €0.03 and at a price of €12.99 (share premium included).

The exercise conditions of the 143,200 ordinary stock options and 428,000 performance stock options granted on April 20, 2021 described above shall apply mutatis mutandis to these 60,000 ordinary stock options and 60,000 performance stock options respectively, save for the anniversary date which shall be June 30 rather than April 20.

In addition, in accordance with French regulation, the exercise of the above stock options (whether ordinary and performance) are subject to an additional performance condition as soon as they are granted to a member of the Executive Board: determination of the recommended dose for two of the three patient cohorts enrolled in the

NBTXR3-1100 clinical study, in order to be able to define the next stage of the development plan in immuno-oncology.

Free Shares

At a meeting on April 20, 2021, the Executive Board, acting pursuant to the authorization granted by Company’s shareholders’ meeting on November 30, 2020, granted 362,515 free shares, each with a par value of €0.03 to certain employees of the Group and members of the Executive Board. Such free shares will be subject to a one-year holding period starting at the end of the two-year acquisition period, i.e. starting on April 20, 2023. Such free shares are governed by the 2020 free share plan adopted by the Executive Board on February 9, 2021.

Furthermore, the final vesting of the free shares granted to members of the Executive Board is conditioned upon the determination of the recommended dose for two out of the three patient cohorts enrolled in the NBTXR3-1100 clinical study in order to define the next steps of the development plan in immuno-oncology.

As of June 30, 2021, the assumptions related to the estimated vesting of the founders’ warrants, the warrants and performance stock options issued in 2016 have been updated (See Note 17 Share-based payments).

11. Provisions

Details of provisions

(in thousands of euros)	As of December 31, 2020	Increases	Decreases(1)	As of June 30, 2021
Lump-sum retirement benefits	414	42	—	457
Non-current provisions	414	42	—	457
Provisions for disputes	40	390	—	430
Provision for charges	—	—	—	—
Current provisions	40	390	—	430
Total provisions	454	432	—	887
(1)See Statement of consolidated cash flows and Note 16.4 Depreciation, amortization and provision expenses for the nature of these decreases

11.1 CURRENT PROVISIONS

During the first half of 2021, Nanobiotix S.A. initiated proceedings against an employee regarding strategic misalignment. A conciliation agreement is currently being negotiated between the parties, providing for the payment of a total settlement of €390 thousand, accrued entirely as of June 30, 2021.

11.2 NON-CURRENT PROVISIONS

Commitments for retirement benefits

	As of
(in thousands of euros)	June 30, 2021	December 31, 2020
Provision as of beginning of period	414	331
Cost of services	42	76
Discounting costs	1	3
Expense for the period	43	79
Actuarial gains or losses recognized in other comprehensive income	—	4
Provision as of the end of period	457	414

The assumptions used to measure lump-sum retirement benefits are as follows:

Measurement date	June 30, 2021	December 31, 2020
Retirement assumptions	Executive: Age 66 Non-Executive: Age 64	Executive: Age 66 Non-Executive: Age 64
Social security contribution rate	44%	44%
Discount rate	0.33%	0.33%
Mortality tables	Regulatory table INSEE 2014 -2016	Regulatory table INSEE 2014 -2016
Salary increase rate (including inflation)	Executive: 3% Non-Executive: 2.5%	Executive: 3% Non-Executive: 2.5%
Staff turnover	Constant average rate of 5.86%	Constant average rate of 5.86%
Duration	17 years	17 years

The rights granted to Company employees are defined in the collective agreement for the pharmaceutical industry (manufacturing and sales of pharmaceutical products).

The staff turnover rate was determined using a historical average over the 2015-2018 period.

    12. Financial liabilities

Details of financial liabilities

	As of
(in thousands of euros)	June 30, 2021	December 31, 2020
Lease liabilities – Short term	714	1,197
Repayable advances OSEO/Bpifrance loan – Short term	500	500
PGE*	208	141
EIB loan – Short term	5,308	3,033
Total current financial liabilities	6,730	4,872
Lease liabilities – Long term	4,851	4,991
Repayable OSEO/Bpifrance loan advances – Long term	2,768	2,975
PGE*	9,927	9,922
EIB loan – Long term	26,441	26,218
Total non-current financial liabilities	43,988	44,107
Total financial liabilities	50,718	48,979
(*)”PGE”or in French “Prêts garantis par l’Etat” are state-guaranteed loans

Bpifrance and OSEO conditional advances

The Company receives repayable advances from Banque Publique d’Investissement (“Bpifrance”, formerly known as OSEO Innovation). The advances are interest-free and are fully repayable in the event of technical and/or commercial success. In 2018, the Company was informed that the initial date of reimbursement of the Bpifrance repayable advance was deferred for 18 months. The amount to be reimbursed corresponds to the amount received to date, €2.1 million, increased by the interest amount (see Note 12.1 Conditional advance, bank loan and loans from government and public authorities).

In June 2020, Curadigm SAS obtained a €500 thousand conditional advance from Bpifrance, €350 thousand of which was received at the signature date while the remaining amount will be received by Curadigm upon completion of the work, as of March 1, 2022 at the latest. As of June 30, 2021, the work had not been completed and the balance, therefore, has not been paid.

EIB loan

In July 2018, the Company obtained a fixed rate loan from the EIB. The loan could reach a maximum amount of €40 million, divided in three tranches. The first tranche, with a nominal value of €16 million, was received in October

2018 and will be repaid in full in 2023. The accumulated fixed-rate interest related to this tranche will be paid at the same time. The second tranche, with a nominal value of €14 million, was received in March 2019 and will be repaid between 2021 and 2024. The accumulated fixed-rate interest related to this second tranche will be paid twice a year together with the principal due.

The third tranche, which abides by specific conditions (NBTXR3 should obtain the European Commission trademark and reach the main performance criteria for the Phase III pivot, for head and neck cancer treatment), has not been requested by the Company yet. The deadline for requesting this third tranche, initially scheduled as of July 26, 2020, was delayed by 12 months to July 31, 2021.

Pursuant to the terms of the EIB loan, the Company is also required, during a six-year royalty calculation period commencing on January 1, 2021, to pay (on each June 30 with respect to the preceding year within the calculation period) additional interest in the form of royalties, calculated according to the number of tranches that have been withdrawn and indexed on the annual sales turnover (see Note 4.3 Financing agreement with the EIB). Initially, the Company calculated estimated future royalties based on its forecast of future annual sales turnover, and this estimated amount was included in the amortized cost of the loan. When the Company revises its forecasts of estimated royalties, the carrying value of the liability is subsequently adjusted based on the revised estimate of future royalties, which is discounted at the original effective interest rate. The related impact on the carrying value of the liability is recorded as financial income or expense, as applicable. Due to the delay caused by COVID-19 in clinical trials and the revision of the related sales development plan, the sales forecasts were updated resulting in a change in estimate of the accrued royalties (see Note 12 Financial liabilities for details about the impact of this sales forecast update). A 10% increase of the estimated future net sales would result in an immaterial change of the EIB loan valuation recorded as of June 30, 2021.

PGE loan

On June 5, 2020, the Company announced that it had received approval from HSBC and Bpifrance for a total of €10 million of non-dilutive financing in the form of PGEs (State Guaranteed Loans). The French government guarantees 90% of the amounts due under each of these PGEs.

On June 22, 2020, the Company received the first half of the €5 million PGE financing from HSBC France. This loan has a term of 6 years and is 90% guaranteed by the French government. The loan is interest-free for the first 12-month period, but at the end of this period and for the following 5 years, it will bear an interest rate of 0.31% per annum and a guarantee fee of 0.5% (rising to 1% in the last three years). The Company has requested for an extension of the deferral of the principal repayment starting date for an additional 12 months period. The interest and principal of the HSBC loan will be repaid in 20 and 16 quarterly installments, respectively, starting September 22, 2021 and September 22, 2022 and ending July 26, 2026.

On July 10, 2020, the Company entered into the second €5 million PGE loan agreement with Bpifrance (the ‘‘Bpifrance PGE Loan’’). The Bpifrance PGE loan has a six-year term and is 90% guaranteed by the French government. The Bpifrance PGE loan will bear no interest for the first 12-month period but, following such 12-month period and for the subsequent 5 years, will bear an interest rate of 2.25% per annum, inclusive of an annual State guarantee fee of 1.61% per annum. The principal and interest of the Bpifrance PGE loan will be reimbursed in 20 quarterly installments as from October 31, 2021 until July 26, 2026.

Lease Liabilities

Lease liabilities correspond to the discounted amount of the rentals to be paid over the lease terms for all outstanding contracts falling within the scope of IFRS 16. For the period presented, the main contracts relate to the buildings rented in Paris. Note 12.2 Lease liabilities below presents the lease liability and the related liability increases or decreases recorded during the period.

12.1 CONDITIONAL ADVANCE, BANK LOAN AND LOANS FROM GOVERNMENT AND PUBLIC
AUTHORITIES

The table below shows the detail of liabilities recognized on the statements of financial position by type of conditional advances and loans from government and public authorities:

Conditional advances, interest-free loans from government and public authorities

(in thousands of euros)	Bpifrance advance	Interest-free Bpifrance loan	Curadigm Bpifrance advance	EIB loan	Total
As of December 31, 2020	2,216	974	285	29,251	32,727
Impact of discounting and accretion	9	11	8	4	31
Accumulated fixed interest expense accrual	16	—	—	889	906
Accumulated variable interest expense accrual	—	—	—	1,955	1,955
Repayment	—	(250)	—	(350)	(600)
As of June 30, 2021	2,241	735	292	31,749	35,018

Bank loans

(in thousands of euros)	HSBC “PGE”	Bpifrance “PGE”	Total
As of December 31, 2020	5,020	5,044	10,064
Impact of discounting and accretion	22	42	64
Accumulated fixed interest accrual	(3)	11	8
As of June 30, 2021	5,039	5,096	10,136

12.2 LEASE LIABILITIES

The table below shows the detail of changes in lease liabilities recognized on the statements of financial position over the six month period ended June 30, 2021:

(in thousands of euros)	Lease liabilities
As of December 31, 2020	6,189
New lease contracts	22
Impact of discounting of the new lease contracts	(3)
Fixed interest expense	152
Repayment of lease	(796)
As of June 30, 2021	5,564

12.3 DUE DATES OF THE FINANCIAL LIABILITIES

The due dates for repayment of the advances loans and lease liabilities at their nominal value and including fixed-rate interest are as follows:

	As of June 30, 2021
(in thousands of euros)	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
Bpifrance	—	800	1,608	—	2,408
Interest-free Bpifrance loan	500	250	—	—	750
Curadigm interest-free Bpifrance advance	—	125	200	25	350
HSBC “PGE” (1)	40	2,572	2,545	—	5,157
Bpifrance “PGE” (1)	168	2,320	2,620	327	5,435
EIB fixed rate loan	5,308	31,328	—	—	36,637
Lease liabilities	988	2,314	2,309	821	6,432
Total	7,004	39,710	9,282	1,173	57,169
(1) The Company plans to reimburse the two “PGE”or (“Prêts garantis par l’Etat” or state-guaranteed loans) over 5 years with a deferral of 1 year (last reimbursement being in 2026), for the reasons mentioned in the paragraph below.

The long-term debt obligations relate to the fixed rate interest and principal payable on repayable advances, the interest-free Bpifrance loan, EIB loan, PGE loans and the lease liabilities. These amounts do not include the discounting impact, but only reflect the committed amounts under those contracts as of June 30, 2021.

The outstanding balance of the EIB loan included in the table above was €36.6 million as of June 30, 2021, including €6.6 million of total fixed rate interest to be paid over the term of the loan, out of which €2.9 million was accrued as of June 30, 2021.The balance in the table above does not include €17.2 million of estimated variable rate interest, based on the consolidated forecasted sales expected to be generated by the Company during the six-year period beginning January 1, 2021 (see Notes 3.2 Use of judgement, estimates and assumptions, 4.3 Financing agreement with the EIB and 12.1 Conditional advance, bank loan and loans from government and public authorities).

13. Trade payables and other current liabilities

13.1 TRADE AND OTHER PAYABLES

Details of trade and other payables

	As of
(in thousands of euros)	June 30, 2021	December 31, 2020
Accrued expenses - clinical trials	1,572	1,532
Other trade payables	7,241	5,574
Total trade and other payables	8,813	7,106
Trade payables are not discounted, as none of the amounts were due in more than one year.

13.2 OTHER CURRENT LIABILITIES

	As of
(in thousands of euros)	June 30, 2021	December 31, 2020
Tax liabilities	305	283
Payroll tax and other payroll liabilities	4,807	6,248
Other payables	398	491
Other current liabilities	5,510	7,022
Payroll tax and other payroll liabilities consist primarily of payroll taxes, namely the employer withholdings relating to free shares, accrued bonuses, vacation days and related social charges.

13.3 DEFERRED REVENUES AND CONTRACT LIABILITIES

	As of
(in thousands of euros)	June 30, 2021	December 31, 2020
Deferred revenues and contract liabilities	16,555	—
Deferred revenues and contract liabilities	16,555	—

Change in deferred revenues and contract liabilities as of June 30, 2021 consists of contract liabilities relating to the LianBio contract in the amount of €16.6 million, accounted for in accordance with IFRS 15. See Note 15 Revenues and other income for more details.

14. Financial instruments included in the statement of financial position and impact on income

Detail of financial instruments included in the statements of financial position and impact on income

	As of June 30, 2021
(in thousands of euros)	Book value on the statement of financial position	Financial assets carried at fair value through profit or loss	Assets and liabilities carried at amortized cost	Fair value (1)
Non-current financial assets
Non-current financial assets	498	88	410	498
Trade receivables	—	—	—	—
Cash and cash equivalents	102,336	—	102,336	102,336
Total assets	102,834	88	102,747	102,834
Financial liabilities
Non-current financial liabilities	43,988	—	43,988	43,988
Current financial liabilities	6,730	—	6,730	6,730
Trade payables and other payables	8,813	—	8,813	8,813
Total liabilities	59,531	—	59,531	59,531
(1)The fair value of current and non-current liabilities include loans, repayable advances from Bpifrance, the EIB loan and the HSBC and Bpifrance state-guaranteed loans, recorded at amortized cost was assessed using unobservable “level 3” inputs, in the IFRS 13 classification for fair value.

Management of financial risks

The principal financial instruments held by the Company are instruments classified as cash and cash equivalents. These instruments are managed with the objective of enabling the Company to finance its business activities. The Company's policy is to not use financial instruments for speculative purposes. It does not use derivative financial instruments.

The principal risks faced by the Company are liquidity, foreign currency exchange, interest rate and credit risks.

Liquidity risk

Given the amount of cash and cash equivalents held by the Company as of June 30, 2021 (see Note 9 Cash and cash equivalents), the Company does not believe that it is exposed to short-term liquidity risk.

Foreign Currency Exchange Risk

The functional currency of Nanobiotix S.A. is the euro. Exposure to foreign currency exchange risk is derived almost entirely from intragroup transactions between Nanobiotix S.A. and its U.S. subsidiaries, for which the functional currency is the U.S. dollar, as well as trade relations with customers and suppliers outside the euro zone.

At this stage of its development, the Company does not use hedging to protect its business against exchange rate fluctuations. However, a significant increase in its business activity could lead to a greater exposure to foreign currency exchange risk. If this occurs, the Company may implement a suitable hedging policy for these risks.

Credit risk

Credit risk arises from cash and cash equivalents, derivative instruments and deposits with banks and other financial institutions as well as from exposure to customer credit, in particular unpaid receivables and transaction commitments.

The credit risk related to cash and cash equivalents and to current financial instruments is not material given the quality of the relevant financial institutions.

Customer credit risk is limited, due in part to low trade receivables as of June 30, 2021 and in part to its customers’ high credit rating for other receivables.

Interest rate risk

The Company's exposure to interest rate risk is primarily related to cash equivalents and investment securities, which consist of money market mutual funds (SICAVs). Changes in interest rates have a direct impact on the interest earned from these investments and the cash flows generated.

In 2018 the Company entered into an agreement with the EIB pursuant to which the Company may borrow a total of up to €40 million, divided in three tranches, two of which were received through June 30, 2021. In addition to the fixed interest rate, the Company also committed, for a period lasting from 2022 to 2027 to pay additional interest in the form of royalties indexed to the Company’s annual sales turnover beginning on January 1, 2021. Because the interest rate on the loan does not depend on market performance, the exposure of the Company to interest rate and market risk is deemed low. A 10% increase of the estimated future revenues would result in an immaterial change in the value of the debt recognized under the contract with the EIB at June 30, 2021 (see Note 4.3 Financing agreement with the EIB).

Fair value

The fair value of financial instruments traded on an active market is based on the market price on the reporting date. The market prices used for the financial assets held by the Company are the bid prices in the market on the measurement date.

The carrying value of receivables and current liabilities is assumed to approximate their fair value.

15. Revenues and other income

The revenue recognition accounting principles used to prepare the interim condensed consolidated financial statements for the six month period ended June 30, 2021 are identical to those used for the year ended December 31, 2020. However, the information related to the new license and collaboration agreement with LianBio is presented below.

Application of IFRS 15 to the license and collaboration agreement with PharmaEngine

The application of IFRS 15 to the license and partnership agreement entered into in 2012 between the Company and PharmaEngine is presented in section 4.1.6.15 of the Company's universal reference document filed with the Autorité des marchés financiers ("AMF") on April 7, 2021 and in the Note 15 of the Consolidated financial statements as of and for the year ended December 31, 2021 included in the Form 20-F, as amended, filed to the Securities and Exchange Commission ("SEC) the same day.

In March 2021, the Company and PharmaEngine mutually agreed to terminate the license and collaboration agreement. See note 4 Significant Transactions.

Application of IFRS 15 to the license and collaboration agreement with LianBio

Under the clause 8.5 of the license and collaboration agreement between the Company and LianBio, LianBio has the final decision on development and marketing activities in its territory. Consequently, the agreement does not qualify as a partnership under IFRS 11, which requires joint control and unanimous approval of strategic decisions by both parties. The agreement falls within the scope of IFRS 15 as the license, development services and product revenues are revenues of the Company.

We identified the separate performance obligations of the contract under IFRS 15. The partnership includes the following obligations to LianBio:
•an exclusive license, under the Company's intellectual property, to develop and market the licensed products,
•the right to actively participate in global Phase III registration trials to obtain marketing approval in China,
•if a pivotal trial is initiated by the Company in another country, the right to obtain a license and the right to reference efficacy data from the study and regulatory filings and approvals,
•if a Phase I and Phase II trial is initiated by the Company, the right to obtain access to and a license to all clinical data and regulatory filings relating to such clinical trial, and
•the requirement to purchase products under license to the Company.

The Company's know-how as disclosed and made available to LianBio could not technically be used by LianBio, or by a third party, to manufacture the licensed products. The provision of additional know-how data and information by the Company is necessary to enable a third party to manufacture the licensed products. This information will only be provided if the Company, at any time following a change of control of the Company, fails to provide at least 80% of LianBio's forecasted need for licensed products in a given calendar year. The license cannot be separated because LianBio cannot benefit from the license alone (i.e. without the ongoing manufacturing service provided by the Company). On this basis, we concluded that the license and the manufacturing service are not distinct.

As the license is not separate, any services performed in connection with the clinical trials cannot be analyzed as a separate service provided by the Company to LianBio, because LianBio cannot benefit from the clinical trials alone.

LianBio has the exclusive right to purchase and sell the licensed products in its territory but has no enforceable obligation to make the purchases.

Accordingly, the agreement contains only one performance obligation: the manufacturing and the supply by Nanobiotix to LianBio of the licensed products.

In consideration for this exclusive right to purchase and sell the licensed products granted to LianBio, the Company received on June 15, 2021, a non-refundable upfront payment of $20 million and may receive up to $220 million in potential additional payments upon the achievement of certain development and commercialization milestones. The development milestones events refer to the effort provided by LianBio to register the licensed product as a drug and to enroll patients in the global phase III registrational study in head and neck within 18 months and the receipt of marketing authorization for the Licensed Product in the territory for any indication in the field. The Company is entitled to receive sales milestones payments, once the aggregate net sales of the Licensed product in the territory achieve graduated amounts.

No revenue is to be recognized when such a right is granted. The upfront payment and milestone payment are considered as advance payments for future deliverables. Therefore, no revenue will be recognized until the first sales of the licensed products occur. In accordance with paragraph 106 of IFRS 15, upon receipt of an upfront payment from LianBio, the Company shall recognize a contractual liability to the extent of the upfront payment. The Company shall derecognize this contractual liability (and recognize revenue) when it transfers the licensed products.

The upfront payment and milestone payments must be allocated to the sales of licensed products. Significant judgment will be required to determine how to allocate the upfront payments to the sales of licensed products.

Nanobiotix will also be eligible to receive tiered, low double-digit royalties based on net sales of NBTXR3 in the licensed territories. The method of recognizing these revenues is also yet to be determined.

Grants

Since its creation, the Company has received, because of its innovative approach to nanomedicine, certain grants and subsidies from the French State or French public authorities. These grants and subsidies are intended to finance its general or specified activities. Grants are recognized as income as the related expenses are incurred, irrespective of whether they are actually received.

Research tax credit

The research tax credit ("CIR") is granted to companies by the French government to encourage them to conduct technical and scientific research. Companies that can prove that they have incurred expenses that meet the required criteria (research expenses located in France or, since January 1, 2005, in the European Community or in another country that is a party to the Agreement on the European Economic Area and that has entered into a tax treaty with France containing an administrative assistance clause) are entitled to a tax credit which, in principle, can be offset against the corporate income tax due for the fiscal year in which the expenses were incurred and for the three following years. Any unused portion of the tax credit is then reimbursed by the Treasury. In the particular case where the Company qualifies as a small and medium-sized enterprise (SME), the Company may request immediate reimbursement of the balance of the tax credit without application of the three-year period.

The Company has benefited from the research tax credit since its creation. This financing is recorded under "Other income" in the year in which the corresponding expenses were incurred. The portion of the financing related to capitalized expenses is deducted in the balance sheet from the capitalized expenses and in the income statement from the amortization expenses of these expenses.

Detail of revenues and other income

The following table summarizes the Company’s revenues and other income per category for the six month period ended June 30, 2021 and 2020:

	For the six month period ended June 30,
(in thousands of euros)	2021	2020
Services	5	37
Other sales	5	—
Total revenues	10	37
Research tax credit	1,227	888
Subsidies	62	494
Other	20	28
Total other income	1,309	1,411
Total revenues and other income	1,319	1,448
The €432 thousand decrease in subsidies between June 30, 2021 and June 30, 2020 is mainly related to the subsidies granted by the French State in 2020 to compensate for limitations on activity implemented during the COVID-19 pandemic.

16. Operating expenses

16.1 RESEARCH AND DEVELOPMENT EXPENSES

	For the six month period ended June 30,
(in thousands of euros)	2021	2020
Purchases, sub-contracting and other expenses	(9,386)	(7,096)
Payroll costs (including share-based payments)	(5,105)	(5,397)
Depreciation, amortization and provision expenses(1)	(1,015)	(583)
Total research and development expenses	(15,506)	(13,077)
(1)see Note 16.4 Depreciation, amortization and provision expenses

Purchases, sub-contracting and other expenses increased by €2.3 million for the six month period ended June 30, 2021 as compared with the same period in 2020. This increase reflects the impact of the COVID-19 pandemic in 2020 and the Company's focus on advancing its clinical trial development priorities, specifically the global phase III registrational trial (NANORAY-312).

16.2 SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	For the six month period ended June 30,
(in thousands of euros)	2021	2020
Purchases, fees and other expenses	(5,152)	(2,955)
Payroll costs (including share-based payments)	(4,848)	(3,641)
Depreciation, amortization and provision expenses (1)	(176)	(159)
Total SG&A expenses	(10,176)	(6,755)
(1)see Note 16.4 Depreciation, amortization and provision expenses

Purchases, fees and other expenses increased by €2.2 million for the six month period ended June 30, 2021 as compared with the same period in 2020 and mainly relate to legal expenses relating to partnership agreements as well as consulting fees, legal and compliance expenses as a result of being a US public company as well as recruitment expenses.

SG&A payroll costs increased by 33%, an increase of €1.2 million. This increase is mainly due to an increase of headcount, the indemnity payment related to Mr. Mauberna (See Note 1 Company information) and the 2020 partial unemployment measure issued by the French government reducing prior year payroll cost.

16.3 PAYROLL COSTS

	For the six month period ended June 30,
(in thousands of euros)	2021	2020
Wages and salaries	(5,939)	(5,658)
Payroll taxes	(2,574)	(1,799)
Share-based payments	(1,398)	(1,542)
Retirement benefit obligations	(42)	(38)
Total payroll costs	(9,953)	(9,038)
Average headcount	93	104
End-of-period headcount	98	98

As of June 30, 2021, the Company had 98 employees, including 70 in R&D and 28 in selling, general and administrative expenses, compared to 98 as of June 30, 2020.

In the first half of 2021, salaries and payroll taxes increased by 15%, or by €1.1 million, mainly as a result of the partial unemployment measure in 2020 and severance payments in the first half of 2021.

In accordance with IFRS 2 – Share-based Payment, the share-based payment amount recognized in the statements of operations reflects the expense associated with rights vesting during the fiscal year under the Company's share-based compensation plans. The share-based payment expenses amounted to €1.4 million for the six month period ended June 30, 2021, as compared with €1.5 million as of June 30, 2020 (see Note 17 Share-based payments).

16.4 DEPRECIATION, AMORTIZATION AND PROVISION EXPENSES

Depreciation, amortization and provision expenses by function are detailed as follows:

	For the six month period ended June 30, 2021
(in thousands of euros)	R&D	SG&A	Total
Amortization expense of intangible assets	(23)	(2)	(25)
Amortization expense of tangible assets	(602)	(174)	(776)
Provision for charges	(390)	—	(390)
Total depreciation, amortization and provision expenses	(1,015)	(176)	(1,191)

	For the six month period ended June 30, 2020
(in thousands of euros)	R&D	SG&A	Total
Amortization expense of intangible assets	(73)	(44)	(117)
Amortization expense of tangible assets	(623)	(167)	(789)
Reversal of provision for disputes	112	52	164
Total depreciation, amortization and provision expenses	(583)	(159)	(742)

16.5 OTHER OPERATING INCOME AND EXPENSES

	For the six month period ended June 30,
(in thousands of euros)	2021	2020
Contract termination indemnities (PharmaEngine)	5,414	—
Total Other operating income and expenses	5,414	—

The Company has made payments for a cumulative amount of $6.5 million (€5.4 million converted at the exchange rate on the payment date) to PharmaEngine in accordance with the termination and release agreement signed between the parties. See Note 4.1 PharmaEngine.

17. Share-based payments

Detail of share-based payments

The Company has granted stock options, warrants, founders’ warrants and free shares to corporate officers, employees, members and observers of the Supervisory Board and consultants of the Group. In certain cases, exercise of the options and warrants is subject to performance conditions. The Company has no legal or contractual obligation to pay the options in cash.

The number of options and warrants outstanding on June 30, 2021 and their main characteristics, are detailed below:

Founders’ warrants

	BSPCE 2012-2	BSPCE 08-2013	BSPCE 09-2014	BSPCE 2015-1	BSPCE 2015-3
Date of the shareholders' meeting	4-May-12	28-Jun-13	18-Jun-14	18-Jun-14	18-Jun-14
Date of grant by the Executive Board	18-dec-12	28-Aug-13	16-Sep-14	10-Feb-15	10-Jun-15
Total number of BSPCEs authorized	500,000	500,000	450,000	450,000	450,000
Total number of BSPCEs granted	100,000	50,000	97,200	71,650	53,050
Total number of shares to which the BSPCE were likely to give right on the date of their grant	100,000	50,000	97,200	71,650	53,050
the number of which that may be subscribed by corporate officers:	—	—	21,000	24,000	—
the number that can be subscribed by Laurent LEVY	—	—	21,000	24,000	—
Number of beneficiaries who are not corporate officers	2	1	30	13	42
Starting date for the exercise of the BSPCE	12/18/12	08/28/13	09/16/15	02/10/2016	06/10/2016
BSPCE expiry date	12/18/22	08/28/23	09/16/24	02/10/2025	06/10/2025
BSPCE exercise price	€6.63	€5.92	€18.68	€18.57	€20.28
Number of shares subscribed as of June 30, 2021	—	—	—	—	—
Total number of BSPCEs lapsed or cancelled as of June 30, 2021	—	—	11,050	3,200	22,350
Total number of BSPCEs outstanding as of June 30, 2021	100,000	50,000	86,150	68,450	30,700
Total number of shares available for subscription as of June 30, 2021	100,000	50,000	86,150	68,450	30,700
Maximum total number of shares that may be subscribed for upon exercise of all outstanding BSPCEs (assuming that all the conditions for the exercise of the related BSPCEs are met)	100,000	50,000	86,150	68,450	30,700

	BSPCE 2016 Ordinary	BSPCE 2016 Performance	BSPCE 2017 Ordinary	BSPCE “2017”
Date of the shareholders' meeting	25-Jun-15	25-Jun-15	23-Jun-16	23-Jun-16
Date of grant by the Executive Board	2-Feb-16	2-Feb-16	7-Jan-17	7-Jan-17
Total number of BSPCEs authorized	450,000	450,000	450,000	450,000
Total number of BSPCEs granted	126,400	129,250	117,650	80,000
Total number of shares to which the BSPCE were likely to give right on the date of their grant	126,400	129,250	117,650	80,000
the number of which that may be subscribed by corporate officers:	23,500	23,500	26,400	32,000
the number of which that may be subscribed by Laurent LEVY	23,500	23,500	26,400	32,000
Number of beneficiaries who are not corporate officers	43	50	42	3
Starting date for the exercise of the BSPCE	02/02/2017	02/02/2016	01/08/2018	01/07/2017
BSPCE expiry date	02/02/2026	02/02/2026	01/07/2027	01/07/2027
BSPCE exercise price	€14.46	€14.46	€15.93	€15.93
Number of shares subscribed as of June 30, 2021	333	—	—	—
Total number of BSPCEs lapsed or cancelled as of June 30, 2021	25,150	28,426	16,800	—
Total number of BSPCEs outstanding as of June 30, 2021	100,917	100,824	100,850	80,000
Total number of shares available for subscription as of June 30, 2021	100,917	38,544	100,850	80,000
Maximum total number of shares that may be subscribed for upon exercise of all outstanding BSPCEs (assuming that all the conditions for the exercise of said BSPCEs are met)	100,917	100,824	100,850	80,000

Warrants

	BSA 04-12	BSA 2013	BSA 2014	BSA 2015-1	BSA 2015-2 (a)	BSA 2016-2	BSA 2017
Date of the shareholders’ meeting	4-May-12	4-May-12	18-Jun-14	18-Jun-14	18-Jun-14	23-Jun-16	23-Jun-16
Date of grant by the Executive Board	4-May-12	10-Apr-13	16-Sep-14	10-Feb-15	25-Jun-15	3-Nov-16	7-Jan-17
Maximum number of BSAs authorized	200,000	200,000	100,000	100,000	100,000	100,000	100,000
Total number of BSAs granted	52,500	10,000	14,000	26,000	64,000	8,000	18,000
Number of shares to which the BSA were likely to give right on the date of their grant	52,500	10,000	14,000	26,000	64,000	8,000	18,000
including the total number of shares that may subscribed by the corporate officers of the Company	22,500	—	8,000	15,000	—	—	13,280
Relevant officers:
Anne-Marie GRAFFIN				5,000			3,820
Enno SPILLNER				3,000			3,820
Alain HERRERA			4,000	5,000			2,820
Gary PHILLIPS
Christophe DOUAT (observer)	22,500		4,000	2,000			2,820
Number of beneficiaries who are not corporate officers	1	1	1	2	1	2	1
Starting date for the exercise of the BSA	10/23/2013	04/30/2014	09/16/2014	02/10/2015	06/25/2015	11/03/2016	01/07/2017
BSA expiry date (6)	05/04/2022	04/10/2023	09/16/2024	02/10/2025	06/25/2025	11/03/2021	01/07/2022
BSA issue price	€0.60	€2.50	€4.87	€4.87	€5.00	€2.03	€2.26
Exercise price per BSA	€6.00	€6.37	€17.67	€17.67	€19.54	€15.01	€15.76
Number of shares subscribed as of June 30, 2021	22,500	—	—	—	—	—	—
Total number of forfeited or cancelled BSAs as of June 30, 2021	—	4,000	4,000	5,000	—	—	—
Total number of BSAs outstanding as of June 30, 2021	30,000	6,000	10,000	21,000	64,000	8,000	18,000
Total number of shares available for subscription as of June 30, 2021 (considering the conditions of exercise of the BSAs)	30,000	6,000	—	—	—	—	—
Maximum total number of shares that may be subscribed for upon exercise of all outstanding BSAs (assuming that all the conditions for the exercise of said BSAs are met)	30,000	6,000	10,000	21,000	64,000	8,000	18,000

	BSA 2018	BSA 2018-1	BSA 2018-2	BSA 2019-1	BSA 2020	BSA 2021 (a)	BSA 2021 (b)
Date of the shareholders’ meeting	14-Jun-17	14-Jun-17	23-May-18	23-May-18	11-Apr-19	30-Nov-20	30-Nov-20
Date of grant by the Executive Board	6-Mar-18	6-Mar-18	27-Jul-18	29-Mar-19	17-Mar-20	20-Apr-21	20-Apr-21
Maximum number of BSAs authorized	116,000	116,000	140,000	140,000	500,000	650,000	650,000
Total number of BSAs granted	18,000	10,000	5,820	18,000	18,000	48,103	30,000
Number of shares to which the BSA were likely to give right on the date of their grant	18,000	10,000	5,820	18,000	18,000	48,103	30,000
including the total number of shares that may subscribed by the corporate officers of the Company	12,700	—	—	12,700	14,024	33,672	—
Relevant officers:
Anne-Marie GRAFFIN	2,900			2,900	3,843	8,500
Enno SPILLNER	4,000			4,000	3,829	8,200
Alain HERRERA	2,900			2,900	3,195	9,227
Gary PHILLIPS
Christophe DOUAT (observer)	2,900			2,900	3,157	7,745
Number of beneficiaries who are not corporate officers	1	1	1	1	1	1	1
Starting date for the exercise of the BSA	03/06/2018	03/06/2018	07/27/18	03/29/19	03/17/20	04/20/21	04/20/21
BSA expiry date (6)	03/06/2023	03/06/2023	07/27/28	03/29/29	03/17/30	04/20/31	04/20/31
BSA issue price	€1.62	€1.62	€2.36	€1.15	€0.29	€2.95	€0.68
Exercise price per BSA	€13.55	€13.55	€16.10	€11.66	€6.59	€13.47	€13.64
Number of shares subscribed as of June 30, 2021	—	—	—	—	—	—	—
Total number of forfeited or cancelled BSAs as of June 30, 2021	—	—	—	—	—	—	—
Total number of BSAs outstanding as of June 30, 2021	18,000	10,000	5,820	18,000	18,000	48,103	30,000
Total number of shares available for subscription as of June 30, 2021 (considering the conditions of exercise of the BSAs)	—	—	—	—	—	—	—
Maximum total number of shares that may be subscribed for upon exercise of all outstanding BSAs (assuming that all the conditions for the exercise of said BSAs are met)	18,000	10,000	5,820	18,000	18,000	48,103	30,000

Stock options

	OSA 2016-1 Performance	OSA 2016-2	OSA 2017 Ordinary	OSA 2018	OSA 2019-1	OSA 2019 LLY
Date of the shareholders’ meeting	25-Jun-15	23-Jun-16	23-Jun-16	14-Jun-17	23-May-18	11-Apr-19
Date of grant by the Executive Board	02-Feb-16	03-Nov-16	07-Jan-17	6-Mar-18	29-Mar-19	24-Oct-19
Total number of OSAs authorized	450,000	450,000	450,000	526,800	648,000	650,000
Total number of OSAs granted	6,400	4,000	3,500	62,000	37,500	500,000
Total number of shares to which the OSAs were likely to give right on the date of their grant	6,400	4,000	3,500	62,000	37,500	500,000
including the number that may be subscribed or purchased by corporate officers:	—	—	—	—	—	500,000
the number that can be subscribed by Laurent LEVY						500,000
the number that can be subscribed by Anne-Juliette HERMANT
the number that can be subscribed by Bart VAN RHIJN
Number of beneficiaries who are not corporate officers	2	1	2	5	12	—
Starting date for the exercise of the OSA	02/02/2017	11/03/2017	01/08/2018	03/07/2019	03/30/2021	10/24/2019
OSA expiry date	02/02/2026	11/03/2026	01/07/2027	03/06/2028	03/29/2029	10/24/2029
Exercise price per OSA	€13.05	€14.26	€14.97	€12.87	€11.08	€6.41
Number of shares subscribed as of June 30, 2021	—	—	—	—	—	—
Total number of lapsed or cancelled OSAs as of June 30, 2021	6,000	—	3,000	10,000	8,750	—
Total number of OSAs outstanding as of June 30, 2021	400	4,000	500	52,000	28,750	500,000
Maximum number of shares available for subscription as of June 30, 2021 (given the vesting conditions of the OSAs)	120	4,000	500	52,000	19,165	—
Maximum total number of shares that may be subscribed for upon exercise of all outstanding OSAs (assuming that all the conditions for the exercise of said OSAs are met)	400	4,000	500	52,000	28,750	500,000

	OSA 2020	OSA 2021-04 Ordinary	OSA 2021-04 Performance	OSA 2021-06 Performance	OSA 2021-06 Ordinary
Date of the shareholders’ meeting	11-Apr-19	30-Nov-20	30-Nov-20	30-Nov-20	28-Apr-21
Date of grant by the Executive Board	11-Mar-20	20-Apr-21	20-Apr-21	21-Jun-21	21-Jun-21
Total number of OSAs authorized	650,000	850,000	1,000,000	1,000,000	850,000
Total number of OSAs granted	407,972	143,200	428,000	60,000	60,000
Total number of shares to which the OSAs were likely to give right on the date of their grant	407,972	143,200	428,000	60,000	60,000
including the number that may be subscribed or purchased by corporate officers:	180,000	—	240,000	60,000	60,000
the number that can be subscribed by Laurent LEVY	120,000		180,000
the number that can be subscribed by Anne-Juliette HERMANT	60,000		60,000
the number that can be subscribed by Bart VAN RHIJN				60,000	60,000
Number of beneficiaries who are not corporate officers	104	13	14	—	—
Starting date for the exercise of the OSA	03/11/2021	04/20/22	04/20/22	06/21/22	06/21/22
OSA expiry date	03/11/2030	04/20/31	04/20/31	06/21/31	06/21/31
Exercise price per OSA	€6.25	€13.74	€13.74	€12.99	€12.99
Number of shares subscribed as of June 30, 2021	—	—	—	—	—
Total number of lapsed or cancelled OSAs as of June 30, 2021	14,298	—	—	—	—
Total number of OSAs outstanding as of June 30, 2021	393,674	143,200	428,000	60,000	60,000
Maximum number of shares available for subscription as of June 30, 2021 (given the vesting conditions of the OSAs)	172,147	—	—	—	—
Maximum total number of shares that may be subscribed for upon exercise of all outstanding OSAs (assuming that all the conditions for the exercise of said OSAs are met)	393,674	143,200	428,000	60,000	60,000

Free shares

	AGA 2018-1	AGA 2018-2	AGA 2019-1	AGA 2020	AGA 2021
Date of the shareholders’ meeting	14-Jun-17	23-May-18	23-May-18	11-Apr-19	30-Nov-20
Date of grant by the Executive Board	6-Mar-18	27-Jul-18	29-Mar-19	11-Mar-20	20-Apr-21
Total number of AGAs authorized	526,800	648,000	648,000	650,000	850,000
Total number of AGAs granted	396,250	6,000	438,250	50,000	362,515
Total number of shares to which the AGAs were likely to give right on the date of their grant	396,250	6,000	438,250	50,000	362,515
including the number that can be subscribed by corporate officers:	77,500	—	150,000	50,000	270,000
the number that can be subscribed by Laurent LEVY	77,500	—	150,000	—	180,000
the number that can be subscribed by Anne-Juliette HERMANT	—	—	—	50,000	90,000
Number of beneficiaries who are not corporate officers	78	1	80	—	79
Date of acquisition (end of the acquisition period)	(1)	07/27/20	(2)	03/11/22	04/20/23
Number of shares subscribed as of June 30, 2021	340,583	6,000	369,250	—	—
Total number of AGAs lapsed or cancelled as of June 30, 2021	55,667	—	69,000	—	2
Total number of AGAs outstanding as of June 30, 2021	—	—	—	50,000	362,513
Total number of shares that may be subscribed	—	—	—	50,000	362,513
Duration of the holding period	(1)	1 year	(2)	1 year	1 year
(1) The AGA2018-1 granted to French tax residents were definitely acquired on March 6, 2020 were subject to a one-year holding period ending on March 6, 2021. The AGA2018-1 granted to foreign tax residents were definitely acquired on March 6, 2021 and will not be subject to any holding period.
(2) The AGA2019-1 granted to French tax residents were definitely acquired on March 29, 2021 and will then be subject to a one-year holding period ending on March 29, 2022. The AGA2019-1 granted to foreign tax residents will be definitely acquired on March 29, 2022 and will not be subject to any holding period.

	BSPCE	BSA	OSA	AGA	Total
Total number of shares underlying grants outstanding as of June 30, 2021	717,891	304,923	1,670,524	412,513	3,105,851
The measurement methods used to estimate the fair value of stock options, warrants and free shares are described below:
•The share price on the grant date is equal to the exercise price, except for the BSA 2014 which exercise price was set at €40, taking into account both the average share price on the 20 days preceding the grant date and the expected development perspectives of the Company;
•The risk-free rate was determined based on the average life of the instruments; and
•Volatility was determined based on a sample of listed companies in the biotechnology sector on the grant date and for a period equal to the life of the warrant or option.

The performance conditions for all of the plans were assessed as follows:
•Performance conditions unrelated to the market were analyzed to determine the likely exercise date of the warrants and options and expense was recorded accordingly based on the probability these conditions would be met; and
•Market-related performance conditions were directly included in the calculation of the fair value of the instruments.

As of June 30, 2021, the assumptions concerning the probability that the performance conditions of the 2016 BSPCE, BSA and OSA have been updated.

Except for the 2012-1 founders’ warrants, the fair value of the warrants and options was measured using the Black-Scholes model.

The fair value of 2012-1 founders’ warrants was determined using the Monte Carlo valuation model to take into account the exercise conditions, which depend on the realized gain compared to the expected stock market listing price. The data used for the estimation and measurement of new awards and ongoing awards are detailed below:

BSPCE	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the first half of 2021 (in thousands of euros)	Expense for the first half of 2020 (in thousands of euros)
BSPCE 2012-1	5.26	5.26	41%	3.49	0.20%	0.00%	307	—	—
BSPCE 2012-2	6.65	6.63	44.3% - 47.6%	5 - 7.30	0.84% - 1.22%	0.00%	288	—	—
BSPCE 04-2013	6.30	6.30	56%	5	0.90%	0.00%	167	—	—
BSPCE 08-2013	6.30	5.92	256%	7	0.90%	0.00%	152	—	—
BSPCE 09-2014	18.68	18.68	58%	5.5/6/6.5	0.64%	0.00%	932	—	—
BSPCE 2015-2	18.57	18.57	58% - 62% - 61%	5.5/6/6.5	0.39%	0.00%	650	—	—
BSPCE 2015-3	20.28	20.28	61% - 62% - 61%	5.5/6/6.5	0.56%	0.00%	483	—	—
BSPCE 2016 Ordinary	14.46	14.46	59% - 62% - 60%	5.5/6/6.5	0.32%	0.00%	1,080	—	—
BSPCE 2016 Performance	14.46	14.46	59%	5	0.19%	0.00%	1,212	5	63
BSPCE 2017 Ordinary	15.93	15.93	58% - 61% - 59%	5.5/6/6.5	0.23%	0.00%	1,000	—	8
BSPCE 2017 Performance	15.93	15.93	59%	5	0.11%	0.00%	622	—	—
BSPCE 2017	15.93	15.93	59%	5	0.11%	0.00%	627	—	—
BSPCE 2017 Project	15.93	15.93	59%	5	0.11%	0.00%	94	—	—
Total BSPCE	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	5	71

BSA	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the first half of 2021 (in thousands of euros)	Expense for the first half of 2020 (in thousands of euros)
BSA 04-2012	6.00	6.00	49%	10	0.96%	0.00%	183	—	—
BSA 2013	6.30	6.37	156%	6	0.90%	0.00%	1	—	—
BSA 2014	18.68	17.67	57%	5	0.41%	0.00%	—	—	—
BSA 2015-1	17.67	17.67	58%	5	0.26% - 0.27%	0.00%	63	—	—
BSA 2015-2 (a)	17.67	19.54	58%-58%-57%-58%	5/5.1/5.3/5.4	0.39%	0.00%	16	—	—
BSA 2015-2 (b)	19.54	19.54	58% - 60%	4.6 – 9.6	0.25% - 0.91%	0.00%	284	—	—
BSA 2016o	13.74	13.74	57%	2.4	0.00%	0.00%	37	—	—
BSA 2016p	13.74	13.74	57%	2.4	0.00%	0.00%	143	—	—
BSA 2016-2	15.01	15.01	57%	2.4	0.00%	0.00%	—	—	—
BSA 2017	15.76	15.76	33%	2.4	0.00%	0.00%	—	—	—
BSA 2018	13.55	13.55	38%	4.8	0.7% - 0.1%	0.00%	2	—	—
BSA 2018-1	13.55	13.55	38%	4.8	0.7% - 0.1%	0.00%	—	—	—
BSA 2018-2	16.10	16.10	38%	4.8	0.7% - 0.1%	0.00%	1	—	—
BSA 2019-1	11.66	11.66	37%	9.8/9.9	0.16% - 0.50%	0.00%	24	—	—
BSA 2020	13.03	6.59	38%	10	-0.13%/ -0.07%	0.00%	19	—	19
BSA 2021 (a)	13.47	13.47	39.10%	10	0.27%	0.00%	44	44	—
BSA 2021 (b)	n.a.	13.64	n.a.	10	n.a.	0.00%	—	—	—
Total BSA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	44	19

OSA	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the first half of 2021 (in thousands of euros)	Expense for the first half of 2020 (in thousands of euros)
OSA 2016 Ordinary	13.05	13.05	59% - 62% - 60%	5.5 / 6 /6.5	0.32%	0.00%	117	—	—
OSA 2016 Performance	13.05	13.05	59%	5	0.19%	0.00%	69	—	—
OSA 2016-2	14.26	14.26	58% - 62% - 59%	5.5 / 6 /6.5	0.04%	0.00%	27	—	—
OSA 2017 Ordinary	15.93	14.97	58% - 61% - 59%	5.5 / 6 /6.5	0.23%	0.00%	31	—	—
OSA 2017 Performance	15.93	14.97	59%	5	0.11%	0.00%	35	—	—
OSA 2018	12.87	12.87	35%	5.5 / 6 /6.5	0.00%	0.00%	252	—	6
OSA 2019-1	11.08	11.08	38.1% / 37.4%	6 /6.5	0.103% / 0.149%	0.00%	140	13	27
OSA 2019-2	6.41	6.41	37%	10	0.40%	0.00%	252	—	—
OSA 2020	6.25	6.25	38%	10	0.31%	0.00%	939	225	172
OSA 2021-04 O	13.60	13.74	38.9% - 37.8% - 38.3%	5.5 / 6 / 6.5	-0.38% / -0.33% / -0.28%	0.00%	684	80	—
OSA 2021-04 P	13.60	13.74	39.10%	10	0.03%	0.00%	1,816	39	—
OSA 2021-06 O	12.20	12.99	39.2% - 37.8% - 38.1%	5.5 / 6 / 6.5	-0.35% / -0.30% / -0.26%	0.00%	246	4	—
OSA 2021-06 P	12.20	12.99	39.10%	10	0.13%	0.00%	212	5	—
Total OSA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	367	205

AGA	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the first half of 2021 (in thousands of euros)	Expense for the first half of 2020 (in thousands of euros)
AGA 2018-1	12.87	0.00	n.a.	n.a.	0.00%	0.00%	4,951	16	224
AGA 2018-2	12.87	0.00	n.a.	n.a.	0.00%	0.00%	75	—	19
AGA 2019-1	10.90	0.00	n.a.	n.a.	0.19% / 0.141%	0.00%	4,776	422	960
AGA 2020	5.90	0.00	n.a.	n.a.	-0.74%/ -0.69%	0.00%	287	71	43
AGA 2021	13.60	0.00	n.a.	n.a.	-0.63% / -0.59%	0.00%	4,869	473	—
Total AGA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	983	1,246

(in thousands of euros)	BSPCE	BSA	OSA	AGA	Total
Expense for the year ended June 30, 2021	5	44	367	983	1,398

(in thousands of euros)	BSPCE	BSA	OSA	AGA	Total
Expense for the year ended June 30, 2020	71	19	205	1,246	1,542

18. Net financial income (loss)

	For the six month period ended June 30,
(in thousands of euros)	2021	2020
Income from cash and cash equivalents	—	—
Foreign exchange gains	2,511	177
Other financial income	—	56
Total financial income	2,511	234
Interest cost	(2,960)	(2,219)
IFRS 16 related interests	(152)	(169)
Foreign exchange losses	(39)	(39)
Total financial expenses	(3,152)	(2,428)
Net financial income (loss)	(640)	(2,194)
For the six month period ended June 30, 2021, the foreign exchange gains realized by the Company amounted to €2.5 million and are primarily €2.4 million related to the HSBC bank account denominated in U.S. dollars.

Interest costs for the six month period ended June 30, 2021 are mainly related to the EIB loan for an amount of €2.9 million which breaks down as follows:
•variable interests based on royalties to be paid on future sales for an amount of €2.0 million;
•fixed interest for a total amount of €889 thousand.

See Note 12.1 Conditional advances, bank loan and loan from public authorities.

19. Segment reporting

In accordance with IFRS 8 – Operating Segments, reporting by operating segment is derived from the internal organization of the Company’s activities; it reflects management’s viewpoint and is established based on internal reporting used by the chief operating decision maker (the Company’s Chairmen of the Executive Board and of the Supervisory Board) to allocate resources and to assess performance. The Company operates in a single operating segment: research and development in product candidates that harness principles of physics to transform cancer treatment. The assets, liabilities and operating loss realized are primarily located in France.

Revenues for the first half of 2021, as in 2020, are mainly generated by the recharging of shared costs related to the organization of external research, in respect of development assistance provided by the Company to its partners under license agreements (see Note 15 Revenues and other income).

For the purposes of geographical analysis, the Company's management allocates revenues based on the location of the delivery of licenses or the location of the service rendered.

20. Loss per share

	For the six month period ended June 30,
	2021	2020
Net loss for the period (in thousands of euros)	(30,420)	(20,579)
Weighted average number of shares	34,619,072	22,608,408
Basic loss per share (in euros)	(0.88)	(0.91)
Diluted loss per share (in euros)	(0.88)	(0.91)
Instruments providing deferred access to the capital (stock options, free shares, founders' warrants and warrants) are considered to be anti-dilutive because they result in a decrease in the loss per share. Therefore, diluted loss per share are identical to basic loss per share as all equity instruments issued, representing 643,818 potential additional ordinary shares, have been considered antidilutive.

21. Commitments

Obligations under the loan agreement with the EIB

In the event the EIB loan is repaid early, or in the event of a change of control after repayment of the loan, the amount of royalties due will be equal to the net present value of the royalties as determined by an independent expert, such amount not to be less than €35.0 million. As the variable rate of these royalties is not linked to the performance of the stock market but to the performance of the Company, exposure to market and interest rate risk is considered low.

Any subsidiary whose gross revenues, total assets or EBITDA represent at least 5% of consolidated gross revenues, total assets or EBITDA is required to guarantee EIB borrowings. Subject to certain thresholds and exceptions, the financing agreement does not permit the Company, without the prior consent of the EIB, to dispose of assets outside the ordinary course of its business, to make acquisitions or other external growth transactions, to increase debt, to grant guarantees over assets or to pay dividends.

In the event of prepayment, the Company would be required to pay a cancellation fee, calculated as a percentage of the prepaid amount, which percentage decreases over time, and certain other amounts.

In certain circumstances, including any material adverse change, a change of control of the Company or if Dr. Laurent Levy, Chairman of the Executive Board, ceases to hold office, the Company may be required to pay a cancellation fee. If Dr. Laurent Levy ceases to hold a certain number of shares or ceases to be an officer, the EIB may require early repayment of the loan.

Obligations under the terms of the rental agreements part of the IFRS 16 exemptions

The obligations of the Company related to the leases falling under the practical expedients (leases related to low-value assets and short-term leases) are as follow:

•One short term lease for an office by Nanobiotix Corp., of which the annual rent is €140 thousand; and
•Leases related to low-value assets for Nanobiotix S.A.’s printers, of which the annual rent is around €10 thousand.

Obligations related to the MD Anderson agreement

In January 2019, the Company and MD Anderson announced a large-scale research collaboration.

The collaboration will support multiple phase I/II clinical trials involving around 340 patients with NBTXR3 for use in treating several cancer types – including head and neck, pancreatic, thoracic, lung, gastrointestinal and genitourinary cancers.

As part of the funding for this collaboration, Nanobiotix is committed to pay approximately $11 million for the clinical trials contemplated by the agreement during the course of the collaboration on the basis of patients enrolled during the relevant period. As of June 30, 2021, $2 million have already been invoiced and paid since the beginning of the collaboration. An additional payment will also occur in the event of a successful first registration of NBTXR3 with the FDA. The amount will be determined based on the number of patients enrolled in these clinical trials as of the date of FDA registration. This number increases every year and varies between $2.2 million (if it had been payable in 2020) and $16.4 million (if payable in 2030).

Obligations related to the termination of the PharmaEngine agreement

In March 2021, the Company and PharmaEngine mutually agreed to terminate the license and collaboration agreement entered into in August 2012.

During the six month period ended June 30, 2021, the Company paid $6.5 million to PharmaEngine (€5.4 million converted at the exchange rate on the payment date) in accordance with the termination agreement signed between the parties. PharmaEngine is eligible to receive additional payments of $1 million upon receipt by the Company of clinical study reports and of $5 million upon the second regulatory approval of NBTXR3 in any jurisdiction in the world and for any indication. The Company has also agreed to pay royalties to PharmaEngine at low single-digit royalty rates with respect to sales of NBTXR3 in the Asia-Pacific region for a 10-year period beginning at the date of the first sales in the region.

22. Related parties

Key management personnel compensation

The compensation presented below, granted to the members of the Executive Board and Supervisory Board was recognized in expenses over the period shown:

	For the six month period ended June 30,
(in thousands of euros)	2021	2020
Salaries, wages and benefits	610	687
Share-based payments	743	859
Supervisory Board’s fees	245	35
Total compensation to related parties	1,598	1,581

The methods used to measure share-based payments are presented in Note 17 Share-based payments.

23. Subsequent events

EIB loan

In July 2018, the Company obtained a fixed rate loan from the EIB. The loan could reach a maximum amount of €40 million, divided in three tranches.

The first tranche, with a nominal value of €16 million, was received in October 2018 and the second tranche, with a nominal value of €14 million, was received in March 2019.

The third tranche, which abides by specific conditions (NBTXR3 should obtain the European Commission trademark and reach the main performance criteria for the Phase III pivot, for head and neck cancer treatment), has not been requested by the Company. The deadline for requesting this third tranche, initially scheduled as of July 26, 2020, was delayed by 12 months to July 31, 2021.

As the conditions have not been met by July 31, 2021, the Company will not request the third tranche of the EIB loan.

CERTIFICATION OF THE PERSON RESPONSIBLE FOR THE HALF-YEAR FINANCIAL REPORT

I hereby certify that, to my knowledge, the condensed consolidated financial statements for the six-month period ended June 30, 2021 were prepared in accordance with applicable accounting principles and give a fair view of assets, financial position and results of the Company and all companies included in the scope of consolidation, and the interim activity report attached provides an accurate picture of the significant events having occurred during the first six months of the financial year, of their impact on the half-year financial statements, of the major transactions with related parties as well as a description of the main risks and uncertainties for the remaining six months of the financial year.

Paris, September 8, 2021
Laurent LEVY
Chairman of the Executive Board